SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or (g) of

The Securities Exchange Act of 1934

CITIGROUP EMERGING CTA PORTFOLIO L.P.

(Exact name of registrant as specified in

its limited partnership agreement)

New York	04-3768983
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

731 Lexington Ave – 25th Floor New York, New York	10022
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code 212-559-2011

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

Securities to be registered pursuant to Section 12(g) of the Act:

Units of Limited Partnership Interest

(Title of Class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act (check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☐

(Do not check if a smaller reporting company)

Item 1. Business.

(a) General development of business. Citigroup Emerging CTA Portfolio L.P. (the “Partnership”) is a limited partnership which was organized on July 7, 2003 under the limited partnership laws of the State of New York. The objective of the Partnership is to achieve capital appreciation through the allocation of assets to a “blind pool” of early-stage commodity trading advisors which, directly and indirectly, engage in speculative trading in U.S. and international markets for currencies, interest rates, stock indices, agricultural and energy products and precious and base metals. The Partnership may employ futures, options on futures, and forward contracts in those markets. The Partnership may also engage in swap transactions as well as other derivative transactions. To accomplish its objective, the General Partner (defined below) allocates the Partnership’s assets to multiple “emerging” commodity trading advisors that it believes possess the potential to be successful traders. As of December 31, 2007, the General Partner allocated the Partnership’s assets to six trading advisors. Because the mix of advisors engaged to trade on behalf of the Partnership may change frequently as new advisors are identified and others progress beyond the “emerging” stage, detailed information about the advisors is not expected to be provided to investors. The identities of the Partnership’s advisors have not previously been disclosed to investors. The Partnership is not registered under the Investment Company Act of 1940 as a mutual fund or otherwise. At December 31, 2007, net assets of the Partnership totaled $138,933,804.

Citigroup Managed Futures LLC, formerly known as Smith Barney Futures Management LLC, a Delaware limited liability company, is the Partnership’s general partner and commodity pool operator (the “General Partner”). The biographies of the General Partner’s principal agents, Jerry Pascucci, Jennifer Magro, Shelley Deavitt Ullman, Raymond Nolte, Steven Ciampi, Daryl Dewbrey and Ihor G. Rakowsky can be found under “Item 5. Directors and Executive Officers.”

During the initial offering period (December 1, 2003 through August 5, 2004), the Partnership sold 20,872 redeemable units of limited partnership interest (“Redeemable Units”) at $1,000 per Redeemable Unit. In order to form the Partnership, the General Partner and an initial limited partner each contributed $1,000 to the Partnership for one unit of general partnership interest and one unit of limited partnership interest, respectively. The initial limited partner redeemed his limited partnership interest on February 28, 2007. The Partnership commenced its operations on August 6, 2004. No securities which represent an equity interest or any other interest in the Partnership trade on any public market.

The assets of the Partnership are invested by its trading advisors either directly, through individually managed accounts, or indirectly, through investments in other collective investment vehicles.

On November 1, 2005, the assets allocated to Altis Partners Jersey Limited (“Altis”) were invested in CMF Altis Partners Master Fund L.P. (“Altis Master”), a limited partnership organized under the partnership laws of the State of New York. The Partnership purchased 4,898.1251 Redeemable Units of Altis Master with cash equal to $4,196,275 and a contribution of open commodity futures and forward positions with a fair value of $701,851.

On March 1, 2006, the assets allocated to Avant Capital Management L.P. (“Avant”) were invested in CMF Avant Master Fund L.P. (“Avant Master” and together with Altis Master, the “Masters”), a limited partnership organized under the partnership laws of the State of New York. The Partnership purchased 8,177.1175 Redeemable Units of Avant Master with cash equal to $6,827,887 and a contribution of open commodity futures and forward positions with a fair value of $1,349,230.

Each Master was formed in order to permit accounts managed now or in the future by Altis, using its Global Futures Portfolio Program and Avant, using its Diversified Program, respectively, to invest together in one trading vehicle. The General Partner of the Partnership is the general partner of each Master. Individual and pooled accounts currently managed by Altis and Avant, including the Partnership, are permitted to be limited partners of the respective Master. The General Partner, Altis and Avant believe that trading through a master/feeder structure should promote efficiency and economy in the trading process. Expenses to investors as a result of the Partnership’s investment in the Masters are approximately the same and redemption rights are not affected.

The Masters’ trading of futures, and options contracts, if applicable, on commodities is done primarily on U.S. and foreign commodity exchanges. The Masters engage in such trading through commodity brokerage accounts maintained at CGM (as defined below).

On December 31, 2007, 2006 and 2005 the Partnership owned 38.3%, 35.1% and 27.4% of Altis Master, respectively. On December 31, 2007 and 2006, the Partnership owned 34.3% and 34.2% of Avant Master, respectively. It is the GP’s intention to continue to invest the assets allocated to A&A by the Partnership in the respective Masters. The performance of the Partnership is directly affected by the performance of the Masters.

The Partnership is permitted to withdraw all or a portion of its interest in the Masters as of each month-end in order to meet its obligations to the redemption rights of limited partners in the Partnership.

The Partnership privately and continuously offers up to 200,000 Redeemable Units in the Partnership to qualified investors. There is no maximum number of Redeemable Units that may be sold by the Partnership. Redeemable Units may be offered only to persons and entities who are accredited investors as that term is defined in Rule 501(a) of Regulation D promulgated under the Securities Act of 1933, as amended (the “Securities Act”), and who are “qualified eligible persons” as that term is defined under Commodity Futures Trading Commission (the “CFTC”) Rule 4.7. Sales and redemptions of Redeemable Units and general partner contributions and redemptions for the years ended December 31, 2007, 2006 and 2005 are reported in the Statement of Changes in Partners’ Capital under “Item 13. Financial Statements and Supplementary Data”. A total of 149,770.5441 Redeemable Units were sold as of December 31, 2007. On December 31, 2007, the net asset value per Redeemable Unit was $1,261.98.

Citigroup Global Markets Inc. (“CGM”), formerly known as Salomon Smith Barney Inc., acts as the Partnership’s commodity broker, pursuant to a customer agreement, dated as of October 17, 2003 (the “Customer Agreement”), by and between the Partnership and CGM. The Customer Agreement is attached as Exhibit 10.9 hereto. CGM, through its Smith Barney division, is also the Partnership’s selling agent pursuant to an Amended and Restated Agency Agreement, dated as of April [  ], 2008, attached as Exhibit 10.10 hereto. The Partnership may engage additional selling agents in the future.

The General Partner is the surviving company of a merger on August 2, 1993 of three commodity pool operators: Smith Barney Futures Partners, Inc., Lehman Brothers Capital Management Corp. and Hutton Commodity Management Inc. The General Partner changed its form of organization from a corporation to a Delaware limited liability company effective October 1, 1999. The General Partner is registered as a commodity pool operator and commodity trading advisor with the CFTC and is a member of the National Futures Association (the “NFA”) under the registration and memberships of Smith Barney Futures Partners, Inc., which became registered with the CFTC as a commodity pool operator and a member of the NFA on September 2, 1986. Registration as a commodity pool operator or as a commodity trading advisor requires annual filings setting forth the organization and identity of the management and controlling persons of the commodity pool operator or commodity trading advisor. In addition, the General Partner prepares and distributes monthly account statements and audited annual reports of the Partnership to each limited partner in accordance with CFTC regulations 4.22(a), (b) and (c). Limited partners of the Partnership are permitted to review the Partnership’s and the General Partner’s CFTC filings at the General Partner’s offices. In addition, the CFTC has authority under the Commodity Exchange Act (the “CEA”) to require and review books and records of, and review documents prepared by, a commodity pool operator or a commodity trading advisor. The CFTC has adopted regulations which impose certain disclosure, reporting and recordkeeping requirements on commodity pool operators and commodity trading advisors. The CFTC is authorized to suspend a person’s registration as a commodity pool operator or commodity trading advisor if the CFTC finds that such person’s trading practices tend to disrupt orderly market conditions, that any controlling person thereof is subject to an order of the CFTC denying such person trading privileges on any exchange, and in certain other circumstances. The NFA is a self regulatory organization that regulates firms and individuals that conduct futures trading business with public customers.

The General Partner is wholly owned by Citigroup Global Markets Holdings Inc. (“CGMHI”), formerly known as Salomon Smith Barney Holdings Inc., which is also the sole owner of CGM. CGMHI is itself a wholly owned subsidiary of Citigroup Inc. (“Citigroup”), a publicly held company whose shares are listed on the New York Stock Exchange and which is engaged in various financial services and other businesses.

Under the limited partnership agreement of the Partnership, dated as of July 7, 2003 (the “Limited Partnership Agreement”), the General Partner has sole responsibility for the administration of the business and affairs of the Partnership, but may delegate trading discretion to one or more trading advisors. The Partnership pays the General Partner a monthly administrative fee in return for its services to the Partnership equal to 1/24 of 1% (0.5% per year) of adjusted month-end net assets (defined below) of the Partnership. The Partnership also pays the General Partner an annual incentive fee equal to 5% of the Partnership’s overall new trading profits earned in each calendar year.

The General Partner, on behalf of the Partnership, has entered into management agreements (each, a “Management Agreement” and together, the “Management Agreements”), attached as Exhibits 10.1 through 10.6 hereto, with each of its registered commodity trading advisors, pursuant to which the advisors manage the Partnership’s assets. The Partnership pays each advisor a monthly management fee equal to 1/6 of 1% (2% per year) of the adjusted month-end net assets allocated to the advisor. Each advisor also receives a quarterly incentive fee equal to 17%

of new trading profits earned by the advisor in each calendar quarter. Pursuant to the express terms of the Management Agreements, each advisor is considered to be an independent contractor of the Partnership. The Management Agreements each expire on June 30th of each year and may be renewed by the General Partner, in its sole discretion, for additional one-year periods upon notice to the Advisor not less than 30 days prior to the expiration of the previous period. The General Partner intends to renew the Management Agreements as of June 30, 2008.

A Management Agreement can be terminated by the General Partner on 30 days’ written notice upon the occurrence of certain conditions. For example, a Management Agreement may be terminable if (i) the net asset value per Redeemable Unit declines as of the close of business on any trading day to $400 or less; (ii) the net assets allocated to the advisor (adjusted for redemptions, distributions, withdrawals and reallocations) decline by 50% or more as of the end of a trading day from such net assets previous highest value; (iii) limited partners owning at least 50% of the outstanding Redeemable Units vote to require the Partnership to terminate the Management Agreement; (iv) the advisor fails to comply with the terms of the Management Agreement; (v) the General Partner, in good faith, reasonably determines that the performance of the advisor has been such that the General Partner’s fiduciary duties to the Partnership require the General Partner to terminate the Management Agreement; or (vi) the General Partner reasonably believes that the application of speculative position limits will substantially affect the performance of the Partnership. The General Partner may elect immediately to terminate a Management Agreement under certain circumstances. For example, a Management Agreement may be terminable if (i) the advisor merges, consolidates with another entity, or sells a substantial portion of its assets or becomes bankrupt or insolvent; (ii) certain specified principals of the advisor die, become incapacitated, leave the employ of the advisor, cease to control the advisor or are otherwise not managing the trading programs of the advisor or (iii) the advisor’s registration as a commodity trading advisor with the CFTC or its membership in the NFA or any other regulatory authority is terminated or suspended. The Management Agreements will immediately terminate upon dissolution of the Partnership or upon cessation of trading prior to dissolution.

Each advisor may terminate its Management Agreement by giving not less than 30 days’ notice to the General Partner. An advisor may immediately terminate the Management Agreement if the General Partner’s registration as a commodity pool operator or its membership in the NFA is terminated or suspended.

The General Partner has selected and will select advisors for the Partnership that it believes possess the potential to be successful traders. The advisors have various levels of experience in speculatively trading commodity interests; however, they have little or no experience in managing client funds. Each advisor manages the Partnership’s assets in accordance with the Partnership’s trading policies set forth under “Item 2(a)(1). Financial Information — Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity”.

Each advisor has been, and the General Partner expects will continue to be, allocated between 10% and 20% of the Partnership’s assets. The General Partner may modify these allocations at any time in its sole discretion, provided that the General Partner may not allocate an advisor less than 5% or more than 20% of the Partnership’s assets. Future allocations to the advisors or additional advisors will be made at the discretion of the General Partner. In addition to the trading policies set forth under “Item 2(a)(1). Financial Information — Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity”, the General Partner intends to operate the Partnership within the following parameters:

•	The Partnership will have at least five but no more than 15 advisors;

•	No advisor will be allocated less than 5% or more than 20% of the Partnership’s assets at the time the allocation is made; and
•	Generally, an advisor will be terminated if it suffers a draw-down in excess of 25% of its allocation of the Partnership’s assets as of the end of any trading day

As the emerging advisors in the Partnership develop and their base of assets grows, the character of their trading methods will change and evolve. Each advisor may, with the consent of the General Partner, elect to alter its trading methodology and/or the number of models or strategies it employs, and may elect to trade according to a model or strategy that it has not employed before.

In addition, the commodity markets themselves are constantly changing. Generally, each advisor may, in its sole discretion, elect to trade any available futures, forward or swap contract, option or related instrument—both on United States markets and abroad—even if the advisor has never previously traded in that particular contract or market.

Changes to the advisors’ strategies and/or markets traded may be frequent and material, and over time may result in a material performance difference relative to the initial allocation period. Limited Partners are not informed of changes in the advisors’ trading approaches.

The Partnership pays CGM a monthly flat rate brokerage fee at an annual rate of 3.5% of adjusted month-end net assets. In addition, the Partnership pays CGM (or reimburses CGM if previously paid) for the actual floor brokerage, exchange, clearing, give-up, user and NFA fees, which are payable on a per transaction basis. These transaction costs have been approximately 0.5% of net assets per year.

All of the Partnership’s assets are deposited in commodity brokerage accounts with CGM and are maintained in cash or in U.S. government securities and segregated as customer funds (other than when 10% or more of the Partnership is owned by the General Partner, CGM and/or their principals and employees). CGM pays monthly interest on 100% of the Partnership’s average daily equity maintained in cash in the Partnership’s brokerage accounts during each month (i.e., the sum of the daily cash balances in such accounts divided by the number of calendar days in that month) at a 30-day Treasury bill rate determined weekly by CGM based on the average non-competitive yield on 3-month U.S. Treasury bills maturing in 30 days (or on the maturity date closest thereto) from the date on which such weekly rate is determined, and/or CGM places up to all of the Partnership’s assets in 90-day Treasury bills and pays the Partnership 100% of the interest earned on the Treasury bills purchased.

CGM may place up to all of the Partnership’s assets in 90-day U.S. Treasury bills. The Partnership will receive 100% of the interest earned on the Treasury bills purchased for the Partnership.

Competition

The Partnership operates in a competitive environment in which it faces several forms of competition, including, without limitation:

•	The Partnership competes with other pools for investors.

•	The advisors may compete with other traders in the markets in establishing or liquidating positions on behalf of the Partnership.
•

The Partnership competes with other individual and pooled accounts traded by the advisors in entering into and liquidating contracts for the Partnership. When similar orders are entered at the same time, the prices at which the Partnership’s trades are filled may be less favorable than the prices allocated to the other accounts. Some orders may be difficult or impossible to execute in markets with limited liquidity where prices may rise or fall sharply in response to orders entered. Furthermore, if the price of a futures contract has moved to and is locked at its permitted one-day price move limit, the advisors may be unable to liquidate winning or losing positions without incurring additional losses. The advisors are required to use an allocation methodology that is fair to all of their customers. The advisors attempt to minimize the impact of different prices received on orders.

Conflicts of Interest

Other than as described below, to the best of the General Partner’s knowledge, neither the advisors, the General Partner, CGM nor any of their principals have any actual or potential conflicts of interest in their relationship with the Partnership. The Partnership’s Private Placement Offering Memorandum and Disclosure Document, dated as of March 2006, as supplemented (the “Memorandum”) and Limited Partnership Agreement disclose these conflicts and limited partners acknowledge and consent to them at the time their investments are made.

(1) Relationship among the Partnership, the General Partner and CGM

The General Partner is an affiliate of CGM, the commodity broker and selling agent for the Partnership. The General Partner shares in the brokerage fees paid by the Partnership to CGM in that amounts of these fees are credited to the CGM branch supporting the General Partner and the funds it operates. In addition, the compensation of some of the officers and directors of the General Partner is based in part on the profitability of the managed futures business of Citigroup, including CGM. As a result of this affiliation, the following conflicts arise:

•

The affiliation between the General Partner and CGM creates a potential conflict in that fees paid to CGM have not been set by “arm’s-length” negotiation and the General Partner has no incentive to replace CGM as commodity broker of the Partnership even if such replacement would be in the best interest of the Partnership.

•

The General Partner may have an interest in selecting trading advisors that will generate a small number of trades, thus incurring only small incidental charges (such as NFA fees), so that net assets remain relatively higher.

•

The General Partner, in its discretion, will determine whether any distributions are made. To the extent that profits are retained by the Partnership rather than distributed, net assets and therefore the amount of fees paid to the General Partner and CGM will increase. In addition, the amount of funds in segregated accounts at banks that extend overdraft privileges to CGM will be greater to the extent that profits are retained.

•

A limited partner’s financial advisor has a financial incentive to recommend that the limited partner purchase and not redeem Redeemable Units even when it is not in the limited partner’s best interest to remain invested in the Partnership because the advisor will receive ongoing compensation for providing service to the limited partner’s account. A limited partner’s financial advisor may have a financial incentive to recommend that a limited partner purchase units in the Partnership instead of interests in other commodity pool products offered by CGM and managed by the General Partner or by unaffiliated entities because the Partnership may provide greater compensation to the financial advisor than those other products.

Notwithstanding the potential conflicts of interest resulting from these multiple relationships, the Limited Partnership Agreement specifically permits the General Partner to enter into contracts on behalf of the Partnership with or for the benefit of the General Partner and its affiliates, including CGM. Such contracts include the Customer Agreement with respect to brokerage services entered into by the Partnership and CGM.

(2) Accounts of CGM, the General Partner and their Affiliates

CGM, the General Partner, and their officers, directors and employees may trade in commodity contracts for their own accounts. CGM is a futures commission merchant and effects transactions in commodity contracts for its customers. The General Partner over the last five years has sponsored and established over 30 commodity pools and may sponsor or establish other commodity pools and manage individual accounts, as may the advisors. These pools may pay lower fees, including lower commodity brokerage fees, than the Partnership pays. The General Partner currently does not trade its own account. As of December 31, 2007, the General Partner acted as general partner or trading manager to 29 active, public, private and offshore commodity pools with assets of approximately $3.6 billion and may operate additional commodity pools in the future. The General Partner will not knowingly or deliberately favor any such pools over the Partnership in its dealings on behalf of such pools. Nevertheless, possible conflicts that arise from trading these accounts include:

•

CGM, as the Partnership’s broker, could effect transactions for the Partnership in which the other parties to the transactions are its officers, directors or employees or its customers, including other funds sponsored by the General Partner.

•	These persons might unknowingly compete with the Partnership in entering into contracts.

The records of any such trading will not be available for inspection by limited partners. Neither will the General Partner have access to such records, except for those of accounts that it operates or manages. CFTC regulations require that CGM transmit to the floor each futures or options order received for customers executable at or near the market price before any competing order for any of its own proprietary accounts. The Partnership may at times be a proprietary account of CGM. Transactions in forward, spot and swap contracts are not governed by any similar regulations.

(3) Additional Concerns Related to the General Partner’s Emerging Advisor Proprietary Account

All of the Partnership’s advisors currently trade for a proprietary account of the General Partner. In the future, advisors to the Partnership may be engaged to trade accounts of the General Partner and/or its affiliates. The following conflicts may arise as a result of this dual engagement:

•

There is no obligation on the part of the General Partner to allocate any of the Partnership’s assets to an advisor that is managing a proprietary account or vice-versa, even if the advisor is profitable. It is contemplated, however, that the General Partner will allocate Partnership assets only to advisors who have previously or contemporaneously received an allocation from a proprietary account.

•

The allocation decision as to any advisor between proprietary account(s) and the Partnership is in the sole discretion of the General Partner and its affiliates and will not be based on or maintained at any pre-determined formula or ratio. However, the General Partner is bound to resolve conflicts in the best interests of the limited partners.

•

Even if the Partnership’s assets are allocated to a particular advisor that is also managing a proprietary account, there is no obligation on the part of the General Partner or its affiliates to maintain such proprietary investment with that advisor.

•

When an advisor that the General Partner believes will be profitable has asset capacity constraints, the General Partner may have an incentive to allocate to that advisor assets of its proprietary accounts, rather than the Partnership’s assets. The General Partner will not do so, however, unless the General Partner believes that an allocation of the Partnership’s assets to that advisor would otherwise not be appropriate.

(4) Other Accounts of the Advisors and their Affiliates

The advisors, as emerging advisors, are actively seeking additional client accounts and may manage and operate the accounts of clients other than the Partnership, including other commodity pools and other accounts of the General Partner or its affiliates. In addition, the advisors and their principals and affiliates may trade for their own accounts. Conflicts that arise from this trading include:

•

The advisors or their principals or affiliates may sometimes take positions in their proprietary accounts that are opposite to or ahead of the Partnership. Trading ahead of the Partnership presents a conflict because the trade first executed may receive a more favorable price than the same trade later executed for the Partnership.

•

The advisors may have financial incentives to favor other accounts, including the accounts of the General Partner and its affiliates, over the Partnership because of differing account sizes and fee structures. The advisors may trade other client accounts that pay higher or lower advisory fees and/or brokerage fees than the Partnership. Accounts managed by the advisors in the future may pay higher fees as well.

•

Other individual and pooled accounts traded by the advisors will compete with the Partnership in entering into and liquidating contracts for the Partnership. When similar orders are entered at the same time, the prices at which the Partnership’s trades are filled may be less favorable than the prices allocated to the other accounts because, among other reasons, orders for proprietary accounts must be executed after identical orders for client accounts entered at the same time, and accounts of the Partnership at CGM may be considered proprietary accounts. Some orders may be difficult or impossible to execute in markets with limited liquidity where prices may rise or fall sharply in response to orders entered. Furthermore, if the price of a futures contract has moved to and is locked at its permitted one-day price move limit, the advisors may be unable to liquidate winning or losing positions without incurring additional losses. The advisors are required to use an allocation methodology that is fair to all of its customers. The advisors attempt to minimize the impact of different prices received on orders.

•

An advisor may be required to revise trading orders as a result of the aggregation for speculative position limit purposes of all accounts traded, owned or controlled by that advisor. The more assets the advisor has under management, the more likely the advisor is to be constrained by position limits. In this case, the advisors will modify their orders in a manner that will not disproportionately affect the Partnership.

Limited partners do not have access to the trading records of the other accounts managed by the advisors or their principals through CGM or to the records of trading accounts managed by the advisors at other commodity brokers. The General Partner, however, would have access to the trading accounts managed by the advisors on behalf of other funds for which it acts as general partner and/or managing member. The General Partner will not have access to the accounts traded by the advisor at other commodity brokers or on behalf of other general partners or trading managers, if any.

(5) Other Activities of CGM

CGM maintains a commodity research department that makes trading recommendations on a daily basis. These trading recommendations may include transactions that are similar or opposed to transactions of the Partnership. The trading records of such recommendations will not be made available to limited partners.

Trading Methods

The advisors will primarily attempt to achieve the Partnership’s objective through speculative trading in U.S. and international markets for currencies, interest rates, stock indices, agricultural and energy products and precious and base metals. The advisors may employ futures, options on futures, and forward contracts in those markets. Generally, the advisors may also enter into swap transactions and other derivative transactions.

The following discussion summarizes some of the key aspects of trading methods and strategies that may be used by advisors to the Partnership.

(1) Systematic and Discretionary Trading Approaches

Futures traders may generally be classified as either systematic or discretionary. The General Partner may allocate the Partnership’s assets to advisors who employ systematic or discretionary approaches, or any combination thereof.

Systematic approaches are predominately applied in an algorithmic or mechanical manner. That is, a systematic trader relies primarily on computerized programs or models to generate trading signals. Discretionary traders, on the other hand, make trading decisions on the basis of their own judgment and “trading instinct,” not on the basis of trading signals generated by any program or model, even though they may utilize price charts, computerized programs and compilations of quantifiable fundamental information to assist them in making such decisions.

Each approach involves certain inherent risks. Systematic traders may fail to capitalize on market trends that their systems would otherwise have exploited due to judgmental decisions made by them in the context of applying their generally mechanical trading systems. Discretionary traders, on the other hand, may decide to take positions that would not have been signaled by a trading system and that result in substantial losses. Systematic traders often consider the prospect of disciplined trading, which largely removes the emotion of the individual trader from the trading process, advantageous. However, when fundamental factors dominate the market, systematic traders may suffer rapid and severe losses due to the inability of their trading systems to respond to such factors.

(2) Technical and Fundamental Analysis

In addition to being distinguished by whether they trade systematically or on the basis of their discretionary evaluations of the markets, commodity trading advisors are also distinguished as relying on either “technical” or “fundamental” analysis, or on a combination of the two. The General Partner may allocate the Partnership’s assets to advisors whose programs or methods include technical or fundamental analysis or any combination thereof.

Technical analysis is based on the theory that the study of the commodities markets themselves provides a means of anticipating future prices. Rather than evaluating supply and demand factors directly, it assumes that, at any given point in time, market prices reflect all known factors affecting supply and demand for a particular commodity. Consequently, technical analysis focuses on an analysis of market prices themselves, theorizing that a detailed analysis of, among other things, actual daily, weekly and monthly price fluctuations, volume variations and changes in open interest is the most effective means of predicting the future course of price movements.

Fundamental analysis, by contrast, attempts to predict future price levels by studying factors external to the trading markets that affect the supply and demand of a particular commodity. Such factors might include weather, the economy of a particular country, government policies, domestic and foreign political and economic events, and changing trade prospects. Fundamental analysis theorizes that by monitoring relevant supply and demand factors for a particular commodity, a state of current or potential disequilibrium of market conditions that has yet to be reflected in the price of that commodity may be identified.

(3) Trend Following

Some of the advisors to the Partnership may employ the technique known as “trend-following.” Trend-following traders gear their trading approaches toward positioning themselves to take advantage of major price movements, as opposed to traders who seek to achieve overall profitability by making numerous small profits on short-term trades or through arbitrage techniques. Consequently, during periods in which no major price trends develop in a market, a trend-following trader is likely to incur substantial losses.

(4) Risk Control Techniques

In addition to the ability to identify profitable trades, the control of losses is an important aspect of any speculative futures strategy. Unless it is possible to avoid major draw-downs, it is very difficult to achieve long-term profitability.

Traders often adopt fairly rigid “risk management” or “money management” principles. Such principles typically restrict the size of positions that will be taken as well as establishing “stop-loss” points at which losing positions must be liquidated. No risk control technique is “fail safe,” and none can, in fact, assure that major draw-downs will be avoided. Risk management principles should be considered a discipline applied to an advisor’s trading in highly speculative markets rather than an effective protection against loss.

Additional Information About the Partnership

The Partnership is a continuously and privately offered multi-advisor pool, as those terms are defined in Part 4 of the CFTC regulations.

Fees, Compensation, Expenses and Interest Income

Based on $139 million in net assets (the approximate size of the Partnership as of December 31, 2007), an investment of $25,000 (the current minimum investment) must earn profits of $1,313.07 in order to “break-even” at the end of one year of trading. At $200 million in net assets, that same investment would need to earn profits of $1,305.76 to “break-even” at the end of one year of trading. The estimated interest income, fees and expenses that determine these amounts have been calculated in the sequence used by the Partnership and, therefore, reflect the Partnership’s effective cost structure. The percentages of the minimum initial investment amount as presented in the table below, therefore, do not exactly equal the stated percentages for certain fees as discussed in the above text. See the footnotes following the table for a description of these differences.

	Estimated Partnership Size
	(unaudited)
	$139,000,000		$200,000,000
Minimum Initial Investment	$25,000		$25,000
	Dollar Amount	Percentage	Dollar Amount	Percentage
Advisory Fees
—Advisor Management Fees (1)	$485.89	1.94%	$486.04	1.94%
—Advisor Incentive Fees (2)	—	—	—	—
Brokerage Fees (3)	$886.67	3.55%	$886.67	3.55%
Transaction Fees	$125.00	0.50%	$125.00	0.50%
General Partner Administrative Fee (4)	$121.47	0.49%	$121.50	0.49%
General Partner Incentive Fee (5)	—	—	—	—
Operating Expenses	$27.50	0.11%	$20.00	0.08%
Total Fees	$1,646.53	6.59%	$1,639.22	6.56%
Net Interest Income Credit (6)	($333.46)	-1.34%	($333.46)	-1.34%
Amount of Trading Income Required for the Partnership’s Net Asset Value per Redeemable Unit at the End of One Year to Equal the Minimum Initial Investment	$1,313.07		$1,305.76
Percentage of Minimum Initial Investment		5.25%		5.22%

(1) The Partnership pays each advisor a monthly management fee equal to 1/6 of 1% (2% per year) of the adjusted month-end net assets allocated to the advisor. The management fee in the table above does not equal 2% of the minimum investment amount because it is based on net assets adjusted by adding back the current month’s management fees, incentive fee accruals and the General Partner’s administrative fee.

(2) The Partnership pays each advisor an incentive fee equal to 17% of new trading profits earned by the advisor during each calendar quarter. The incentive fee is based upon new trading profits after deducting all Partnership expenses.

(3) The Partnership pays CGM a monthly flat rate brokerage fee equal to 3.5% per year of adjusted month-end net assets. The brokerage fee in the table above does not equal 3.5% of the minimum investment amount because it is based on net assets adjusted by adding back that current month’s brokerage fee, management fees, incentive fee accruals, other Partnership expenses and the General Partner’s administrative fee.

(4) The Partnership pays the General Partner a monthly administrative fee equal to 1/24 of 1% (0.5% per year) of adjusted month-end net assets of the Partnership. The administrative fee in the table above does not equal 0.5% of the minimum investment amount because it is based on net assets adjusted by adding back the current month’s management fees, incentive fee accruals and the General Partner’s administrative fee.

(5) The Partnership pays the General Partner an incentive fee equal to 5% of the Partnership’s overall new trading profits earned in each calendar year. The incentive fee is based upon new trading profits after deducting all Partnership expenses and advisor incentive fees.

(6) Interest income to be paid by CGM is estimated at an annual rate of 1.34% on 100% of the Partnership’s average daily equity maintained in cash in the Partnership’s account.

The Partnership pays each advisor a monthly management fee equal to 1/6 of 1% (2% per year) of the adjusted month-end net assets allocated to the advisor (computed monthly by multiplying the adjusted net assets of the Partnership as of the last business day of each month by 2% and dividing the result thereof by 12). For purposes of calculating the management fee, adjusted net assets are month-end “net assets” increased by the current month’s management fees, incentive fee accruals, the General Partner’s administrative fee and any redemptions or distributions as of the end of such month. The advisors’ management fees are based on net assets allocated to the advisor as of month-end.

Net assets are defined in the Limited Partnership Agreement as the total assets of the Partnership including all cash, Treasury bills, accrued interest, and the market value of all open commodity positions maintained by the Partnership, less brokerage charges accrued and less all other liabilities of the Partnership. Net assets equal net asset value. Net asset value of a Redeemable Unit means net asset value divided by the aggregate number of all units of limited and general partnership interest outstanding.

The Partnership pays each advisor an incentive fee equal to 17% of new trading profits earned by the advisor during each calendar quarter. New trading profits are the excess, if any, of net assets managed by the advisor at the end of the calendar quarter over the higher of (1) net assets allocated to the advisor at the date trading commenced; or (2) net assets managed by the advisor at the end of the highest previous calendar quarter. New trading profits are further adjusted to eliminate the effect on net assets resulting from the Partnership’s new capital contributions, redemptions, reallocations or capital distributions, if any, made during the calendar quarter decreased by interest or other income not directly related to trading activity, earned on the Partnership’s assets during the calendar quarter. The advisors’ incentive fees will be based upon new trading profits after deducting all Partnership expenses.

If any incentive fee is paid to an advisor, and that advisor thereafter incurs a net loss for a subsequent period, the advisor will retain the amount previously paid. However, the advisor would not be paid additional incentive fees thereafter until the advisor recovers the net loss incurred and earns additional new trading profits for the Partnership. If net assets allocated to the advisor are reduced due to net redemptions, distributions or reallocations, any loss that the advisor must recover before another incentive fee is paid will be proportionately reduced.

It is possible that the Partnership could pay substantial incentive fees to one or more advisors in a year in which it had no net trading profits or in which it ultimately lost money.

Upon the expiration of the management agreement with an advisor and/or upon the selection of replacement advisor(s), the General Partner will have to negotiate the management and/or incentive fees to be paid to the new or existing advisor. Existing advisors may not agree to renew their agreements on the same terms, and new advisors may not agree to similar terms (provided, however, that in any contract renewal or renegotiation, the advisors will carry forward all losses attributable to its trading). In the event that a new advisor is selected, new trading profits earned by the new advisor will not be reduced by cumulative net trading losses, if any, generated by the prior advisor. The new advisor will, therefore, be paid incentive compensation without regard to such losses. The advisory fees payable by the Partnership could increase according to the terms of a new management agreement or if a new advisor were selected.

The Partnership pays the General Partner a monthly administrative fee equal to 1/24 of 1% (0.5% per year) of adjusted month-end net assets of the Partnership. For purposes of calculating the administrative fee, adjusted net assets are month-end “net assets” increased by the current month’s management fees, incentive fee accruals, the General Partner’s administrative fee and any redemptions or distributions as of the end of such month. The Partnership also pays the General Partner an incentive fee equal to 5% of the Partnership’s overall new trading profits earned in each calendar year. The incentive fee is based upon new trading profits after deducting all Partnership expenses and advisor incentive fees.

The Partnership pays CGM a monthly flat rate brokerage fee equal to 3.5% per year of the adjusted month-end net assets (computed monthly by multiplying the adjusted month-end net assets of the Partnership as of the last business day of each month by 3.5% and dividing the result thereof by 12). For purposes of calculating the brokerage fee, adjusted net assets are month-end “net assets” increased by that current month’s management fees, incentive fee accruals, the General Partner’s administrative fee and other expenses and any redemptions or distributions as of the end of such month. In addition, the Partnership pays CGM (or reimburses CGM if previously paid) for the actual floor brokerage, exchange, clearing, give-up, user and NFA fees, which are payable on a per transaction basis. These transaction costs have been approximately 0.5% of net assets per year.

The General Partner shares in the brokerage fees paid by the Partnership to CGM in that amounts of these fees are credited to the CGM branch supporting the General Partner and the funds it operates. In addition, the compensation of some of the officers and directors of the General Partner, an affiliate of CGM, is based in part on the profitability of the managed futures business at Citigroup, including CGM. CGM pays a portion of the brokerage fees it receives from the Partnership to its Smith Barney financial advisors who place Redeemable Units for the Partnership, who are registered with the CFTC as associated persons of CGM and who provide continuing services to investors. In compensation for their services, the financial advisors are credited monthly with up to 32% of the brokerage fees attributable to Redeemable Units sold by them. CGM may also pay a part of the brokerage fees it receives to other properly registered selling agents who sell Redeemable Units in the Partnership. The services provided by the financial advisors include (i) answering questions regarding daily net asset value and computations thereof, monthly statements, annual reports and tax information provided by the Partnership, (ii) providing assistance to investors including when and whether to purchase or redeem the Redeemable Units and (iii) general servicing of accounts.

The flat rate brokerage fee will be paid for the life of the Partnership, although the rate at which such fee is paid may change if the Partnership’s futures commission merchant changes as well as if the General Partner (and CGM) agrees that a change is warranted by competitive or other market forces.

The Partnership will enter into spot and forward transactions, including foreign currency transactions, and may enter into swap transactions, with CGM or an affiliate as principal at prices quoted by CGM or the affiliate that reflect a price differential or spread between the bid and the ask prices. The differential includes anticipated profits and costs to CGM or the affiliate as dealer, but does not include a mark-up. All trades with CGM or one of its affiliates will be at competitive market prices. Thus, the price quoted to the Partnership will be less than or equal to the price quoted to any other CGM account for the same spot, forward or swap transaction.

The Partnership may also enter into spot and forward transactions with dealers unaffiliated with CGM whose price quotes include a spread. Such unaffiliated dealers also may charge a mark-up and/or commissions. The spread plus any mark up or commissions will be paid by the Partnership, in addition to the monthly flat rate brokerage fee paid to CGM.

The Partnership pays its ongoing legal, accounting, filing and reporting fees, and will pay expenses associated with engaging additional selling agents, if any. In addition, the Partnership pays the costs of the continuous offering of Redeemable Units, printing expenses and other administrative costs which are estimated at $150,000 per year, depending on the number of Redeemable Units sold. The Partnership also pays any extraordinary expenses incurred.

All exchange, clearing, user, give-up, floor brokerage and NFA fees incurred by the Masters are paid by the Masters. All other fees incurred by the Masters, including CGM’s brokerage fee and all management and incentive fees, are paid by the Partnership.

All of the Partnership’s assets are deposited in commodity brokerage accounts with CGM and are maintained in cash or in U.S. government securities and segregated as customer funds (other than when 10% or more of the Partnership is owned by the General Partner, CGM and/or their principals and employees). CGM pays monthly interest to the Partnership on 100% of the average daily equity maintained in cash in such accounts during each month (i.e., the sum of the daily U.S. dollar cash balances in such accounts divided by the number of calendar days in that month) at a 30-day Treasury bill rate determined weekly by CGM based on the average non-competitive yield on 3-month U.S. Treasury bills maturing in 30 days from the date on which such weekly rate is determined.

CGM may place up to all of the Partnership’s assets in 90-day U.S. Treasury bills. The Partnership will receive 100% of the interest earned on the Treasury bills purchased for the Partnership.

Customer funds held in connection with non-U.S. contracts, priced and settled in a foreign currency, may be held in secured amount accounts denominated in a foreign currency with depositories located outside of the United States or its territories. Customer funds held in connection with certain U.S. futures contracts, priced and settled in a foreign currency, will be held in segregated accounts located in or outside the U.S. and its territories. Proprietary funds held in connection with contracts that are priced and settled in a foreign currency may be held in depositories located inside or outside the United States.

ERISA Considerations

General

The Redeemable Units in the Partnership which are offered may be purchased by “employee benefit plans” as defined in the Employee Retirement Income Security Act of 1974 (“ERISA”) and/or “plans” as defined in Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”). “Employee benefit plans” and “plans” are referred to below as “Plans”, and fiduciaries with investment discretion are referred to as “Plan Fiduciaries”. Plans include, for example, corporate pension and profit sharing plans, 401(k) plans, “simplified employee pension plans,” Keogh plans for self-employed persons and IRAs.

Special Investment Considerations

Each Plan Fiduciary must consider the facts and circumstances that are relevant to an investment in the Partnership, including the role that an investment in the Partnership would play in the Plan’s overall investment portfolio. Each Plan Fiduciary, before deciding to invest in the Partnership, must be satisfied that the investment is prudent for the Plan, that the investments of the Plan are diversified so as to minimize the risk of large losses and that an investment in the Partnership complies with the terms of the Plan.

Each limited partner will be furnished with monthly statements and annual reports which include the net asset value per Redeemable Unit. The General Partner believes that these statements will be sufficient to permit Plan Fiduciaries to provide an annual valuation of Plan investments as required by ERISA; however, Plan Fiduciaries have the ultimate responsibility for providing such valuation. Accordingly, Plan Fiduciaries should consult with their attorneys or other advisors regarding their obligations under ERISA with respect to making such valuations.

Plan Fiduciaries should understand the potentially illiquid nature of an investment in the Partnership and that a secondary market does not exist for Redeemable Units. Accordingly, Plan Fiduciaries should review both anticipated and unanticipated liquidity needs for their respective plans, particularly those for a participant’s termination of employment, retirement, death, disability or Plan termination. Plan Fiduciaries should be aware that distributions to participants may be required to commence in the year after the participant attains the age 70-1/2.

The Advisor does not participate in any way in the decision by any particular Plan to invest in the Partnership, including any determination with respect to fees and expenses to be paid by the Partnership.

The Partnership Should Not Be Deemed to Hold “Plan Assets”

A regulation issued under ERISA and amended by the Pension Protection Act of 2006 (the “ERISA Regulation”) contains rules for determining when an investment by a Plan in an equity interest of a limited partnership will result in the underlying assets of the partnership being assets of the Plan for purposes of ERISA and Section 4975 of the Code (i.e., “plan assets”). Those rules provide that assets of a limited partnership will not be plan assets of a Plan that purchases an equity interest in the Partnership if: (a) the equity interest is a “publicly offered” security or a security issued by an investment company registered under the Investment Company Act of 1940, (b) the entity is an “operating company,” or (c) equity participation by benefit plans is not “significant”.

The Redeemable Units will not be deemed to be “publicly offered” securities for purposes of the ERISA Regulation. In addition, the Partnership is not an “operating company” within the meaning of the ERISA Regulation. The final exception to the “plan assets” rule is for investment in entities in which there is not “significant” investment by “benefit plan investors”. Under Section 3(42) of ERISA the term “benefit plan investors” includes employee-benefit plans subject to ERISA as well as plans subject to Section 4975 of the Code, such as IRAs. It also includes certain investment funds with “significant” investments by such plans. Investment by benefit plan investors is not “significant” if the aggregate investment by benefit plan investors in each class of securities of the investment entity is less than 25%. Determinations of the percentage of participation by benefit plan investors must be made after each investment, transfer or redemption of units, and investments held by the investment entity’s managers, investment advisors and their affiliates must be disregarded in calculating the percentage.

The Partnership intends to qualify under the “significant participation” exception in Section 3(42) of ERISA by monitoring the percentage investment by benefit plan investors and maintaining it below 25% of the value of the Redeemable Units. In order to accomplish this, the subscription agreement of the Partnership, attached as Exhibit 10.11 hereto, requires that a benefit plan investor may be required to redeem its Redeemable Units upon notice from the General Partner.

In the unlikely event that the Partnership were deemed to hold plan assets, prohibited transactions could arise under ERISA and Section 4975 of the Code. In addition, investment by a fiduciary of an employee-benefit plan could be deemed an improper delegation of investment authority, and the fiduciary could be liable, either directly or under the co-fiduciary rules of ERISA, for the acts of the General Partner. Additional issues relating to “plan assets” and “prohibited transactions” under ERISA and Section 4975 of the Code could arise by virtue of the General Partner’s ownership of Redeemable Units in the Partnership and the possible relationship between an affiliate of the General Partner and any employee-benefit plan that may purchase Redeemable Units. Further, certain transactions between the Partnership and the General Partner and certain affiliates of the General Partner could be prohibited transactions.

It should be noted that even if the Partnership’s assets are not deemed to be plan assets, the Department of Labor has stated in Interpretive Bulletin 75-2 (29 C.F.R. §2509.75-2, as amended by the ERISA Regulation) that it would consider a fiduciary who makes or retains an investment in a fund for the purpose of avoiding application of the fiduciary responsibility provisions of ERISA to be in contravention of the fiduciary provisions of ERISA. The Department of Labor has indicated further that if a plan invests in or retains its investment in a fund and as part of the arrangement it is expected that the fund will enter into a transaction with a party in interest to the plan (within the meaning of ERISA) which involves a direct or indirect transfer to or use by the party in interest of any assets of the plan, the plan’s investment in the fund would be a prohibited transaction under ERISA.

Ineligible Purchasers

In general, Redeemable Units may not be purchased with the assets of a Plan if the General Partner, commodity broker, an advisor or any of their affiliates or employees either: (a) exercise any discretionary authority or discretionary control respecting management of the Plan; (b) exercise any authority or control respecting management or disposition of the assets of the Plan; (c) render investment advice for a fee or other compensation, direct or indirect, with respect to any moneys or other property of the Plan; (d) have any authority or responsibility to render investment advice with respect to any moneys or other property of the Plan; or (e) have any discretionary authority or discretionary responsibility in the administration of the Plan. In order to comply with these prohibitions, a Plan Fiduciary must represent that one of the following is true:

(1) Neither CGM nor any of its employees or affiliates (a) manages any part of the Plan’s investment portfolio or (b) has an agreement or understanding with the Plan Fiduciary where CGM or any of its employees or affiliates regularly provides the Plan Fiduciary with individualized information, recommendations or advice used as a primary basis for the Plan’s investment decisions.

(2) A relationship described in (1) above applies to only a portion of the Plan’s assets, and the Plan Fiduciary will invest in the Partnership only from the portion of the Plan’s assets as to which no such relationship exists.

Violations of the rules under ERISA and/or Section 4975 of the Code by fiduciaries can result in various types of liabilities, including civil penalties and excise taxes. Because of the complexity of these rules, Plan Fiduciaries are strongly encouraged to consult with their legal advisors prior to causing a Plan to invest in the Partnership.

(b) Financial information about industry segments. The Partnership’s business consists of only one segment: speculative trading of U.S. and international futures, options on futures and forward contracts. The Partnership does not engage in sales of goods or services. The Partnership’s net income from operations for the period from August 6, 2004 (commencement of trading operations) through December 31, 2004, and the years ended December 31, 2005, 2006 and 2007, is set forth under “Item 2. Financial Information”. The Partnership’s capital as of December 31, 2005, 2006 and 2007 was $34,126,297, $81,511,759 and $138,933,804, respectively.

(c) Narrative description of business.

See Paragraphs (a) and (b) above.

(i) through (x) - not applicable.

(xi) through (xii) - not applicable.

(xiii) - The Partnership has no employees. The directors and officers of the General Partner are listed in “Item 5. Directors and Executive Officers”.

(d) Financial information about geographic areas. The Partnership does not engage in sales of goods or services or own any long lived assets, and therefore this item is not applicable.

(e) Not applicable.

(f) Not applicable.

(g) Not applicable.

Item 1A. Risk Factors.

Investment in the Partnership is speculative. The Partnership’s performance may be volatile. An investor should not invest in Redeemable Units unless it can afford to lose all of its investment.

Commodity Trading Risks

An investor may lose all of its investment.

Commodity markets are highly volatile and can be without sustained movements of prices in one direction, up or down, for extended periods. Such movements may be referred to as trends. The application of trend-following strategies is expected to serve as the basis of the trading decisions of many of the advisors to the Partnership. The profitability of the Partnership will depend to a great extent on:

•	the periodic occurrence of sustained price movements of at least some of the contracts traded by the advisors;
•	the ability of the advisors to analyze the commodity markets; and
•	the ability of the advisors to enter a market while a trend in one direction exists and exit that market with a profit.

Participation in a market that is either volatile or trendless could produce substantial losses for the Partnership. Failure of the advisors to identify trends or to exit a market position after a trend matures could also produce substantial losses. The result of these conditions or failures could be the loss of all of an investor’s investment.

As a result of leverage, small changes in the price of the Partnership’s positions may result in substantial losses.

Good faith or margin deposits normally required in commodity futures trading may range from 1% to 25% of the face value of the contract. Based on the advisors’ trading strategies, up to 25% of the Partnership’s assets is generally expected to be committed to margin. As a result of this leverage, a small change in the market price of a contract can produce major losses for the Partnership. For example, $3,000 in margin may be required to hold one U.S. Treasury Bond contract with a face value of approximately $100,000. Thus, a $3,000 or three percent (3%) decrease in the value of that contract would cause a total loss of the margin deposit.

Investing in the Partnership is not intended to provide diversification of your overall portfolio.

The Partnership is intended as an aggressive alternative investment for a portion of a sophisticated investor’s portfolio. The primary objective of the Partnership is capital appreciation, as opposed to many other managed future funds whose primary objectives are portfolio diversification and generating returns that are independent of stock and bonds.

Illiquid markets could make it impossible for the advisors to realize profits or limit losses.

When the volume of buy and sell orders in a market is small relative to the size of an order that an advisor wants to execute for the Partnership, it is more difficult to execute the order at the desired price or to quickly exit a losing position. Despite the availability of trade information and price quotes, the Partnership’s advisors may not be able to execute trades at or near quoted prices in low volume markets. This applies to both exchange-traded and non-exchange-traded contracts. Although the Partnership’s advisors will generally purchase and sell actively traded contracts, we cannot assure you that orders will be executed at or near the desired price.

Factors that can contribute to market illiquidity for exchange-traded contracts include:

•	exchange-imposed price fluctuation limits;

•	limits on the number of contracts speculative traders may hold in most commodity markets; and
•	market disruptions.

The General Partner expects that non-exchange traded contracts will be traded for commodity interests for which there is generally a liquid underlying market. Such markets, however, may experience periods of illiquidity and are also subject to market disruptions.

It is possible that the Partnership will encounter illiquid situations from time to time. It is impossible to quantify the frequency or magnitude of these risks, however, especially because the conditions often occur unexpectedly.

Foreign exchanges are less regulated than U.S. markets and trading is subject to exchange rate, market practice and political risk.

The Partnership may trade in commodity contracts on exchanges located outside of the U.S.

Commodity exchanges and commodity futures and options trading in the United States are subject to regulation under the CEA by the CFTC. The function of the CFTC is to implement the objectives of the CEA of preventing price manipulation and other disruptions to market integrity, avoiding systemic risk, preventing fraud and promoting innovation, competition and financial integrity of transactions. Although the CFTC permits U.S. persons to trade futures and options on futures on non-U.S. exchanges, non-U.S. exchanges are not regulated by the CFTC. Therefore, the Partnership will not receive any benefit of U.S. government regulation for these trading activities.

Trading on foreign exchanges involves some risks that trading on U.S. exchanges does not, such as:

•	lack of investor protection regulation

The rights of the Partnership in the event of the insolvency or bankruptcy of a non-U.S. market or broker are likely to differ from rights that the Partnership would have in the U.S. and these rights may be more limited than in the case of failures of U.S. markets or brokers.

•	possible governmental intervention

A foreign government might halt trading in a market and/or take possession of the Partnership’s assets maintained in its country in which case the assets may never be recovered. The General Partner might have little or no notice that such events were happening. In such circumstances, the General Partner may not be able to obtain the Partnership’s assets.

•	relatively new markets

Some foreign exchanges on which the Partnership trades may be in developmental stages so that prior price histories may not be indicative of current price patterns.

•	exchange-rate exposure

The Partnership will be valued in U.S. dollars. Contracts on foreign exchanges are usually traded in the local currency. The Partnership’s assets held in connection with contracts priced and settled in a foreign currency may be held in a foreign depository in accounts denominated in a foreign currency. Changes in the value of the local currency relative to the U.S. dollar could cause losses to the Partnership even if the contract traded is profitable.

Forward foreign currency and spot contracts are not regulated and are subject to credit risk.

The Partnership trades forward contracts in foreign currencies, and may enter into spot commodity transactions (transactions in physical commodities). These contracts, unlike futures contracts and options on futures, are not regulated by the CFTC. Therefore, the Partnership will not receive any benefit of CFTC regulation for these trading activities.

Furthermore, these transactions are not exchange-traded so that, generally, no clearinghouse or exchange stands ready to meet the obligations of the contract. Thus, the Partnership faces the risk that its counterparties may not perform their obligations. This risk may cause some or all of the Partnership’s gains to be unrealized.

Purchasing and writing options could result in trading losses.

The Partnership may trade in exchange-traded commodity options. Specific market movements of the commodities or futures contracts underlying an option cannot accurately be predicted. The purchaser of an option may lose the entire premium paid for the option. The writer, or seller, of an option has unlimited risk. An option writer collects a premium and risks losing the difference between the premium received and the price it would have to pay to obtain the underlying commodity or futures contract if the option buyer exercises its option.

Swaps are subject to credit risk.

The Partnership may engage in swap transactions. In this connection, the Partnership will contract with Citibank, one of its affiliates or an unaffiliated counterparty to exchange a stream of payments computed by reference to a notional amount and the price of the commodity that is the subject of the swap. Unlike futures and options on futures contracts and commodities, swap contracts are not traded on an exchange and generally are not cleared by a clearinghouse. As with any forward foreign currency or spot contract, the Partnership will be subject to the risk of counterparty default on its swaps. Because swaps do not generally involve the delivery of underlying assets or principal, any loss would be limited to the net amount of payments required by contract. Some swap counterparties may require the Partnership to deposit collateral to support the Partnership’s obligation under the swap agreement. If a counterparty to such a swap defaults, the Partnership would lose the net amount of payments that the Partnership is contractually entitled to receive and could lose, in addition, any collateral deposits made with the counterparty.

If a swap counterparty is an unaffiliated entity, it may hold such collateral in U.S. or non-U.S. depositories. If Citibank is a swap counterparty to the Partnership, a Citibank affiliate located outside the United States or its territories will hold the collateral. Such depositories are not subject to U.S. regulation. The Partnership’s assets held in these depositories are subject to the risk that events could occur which would hinder or prevent the availability of these funds for distribution to customers including the Partnership. Such events may include actions by the government of the jurisdiction in which the depository is located including expropriation, taxation, moratoria and political or diplomatic events. If the Partnership engages in swap transactions, the General Partner expects that no more than 5% of the Partnership’s assets will be deposited in such offshore depositories.

Advisor Risks

The Partnership’s advisors have little or no performance history.

The General Partner intends to allocate the Partnership’s assets to advisors that have little or no performance history. Some advisors may never have traded client assets before receiving their allocation from the Partnership. Inexperienced advisors may not know the level of assets that they can successfully manage. Thus, an advisor’s rate of return may decrease as assets under management increase.

The General Partner intends to actively manage the Partnership’s group of advisors by frequently changing the allocation of the Partnership’s assets among existing advisors and/or selecting new advisors. There is no limit on how long an advisor may trade for the Partnership, but some advisors may trade for the Partnership for as little as three months. Upon the selection of a new advisor, the General Partner will reallocate the Partnership’s assets among the then-current advisors and the new advisor(s) in such amounts as the General Partner determines in its sole discretion. All advisors will be selected by the General Partner without prior notice to or approval by limited partners.

The lack of past performance records of the advisors makes it impossible to determine the future market conditions that might be favorable to the Partnership’s advisors.

Because when they begin trading for the Partnership the advisors have little or no experience in managing client accounts and, therefore, little or no performance history, it will be impossible to determine the market conditions that might reduce or enhance the advisors’ ability to trade profitably. This could impair the General Partner’s ability to select advisors whose trading strategies are suited to a particular set of market conditions. In addition, it may also be difficult for the General Partner to select advisors whose trading strategies differ from one another in terms of the market conditions that favor them. If all the strategies employed by the advisors react the same way to various market conditions, the Partnership could suffer rapid and substantial losses.

The advisors’ strategies may change frequently and/or materially in the future.

As the advisors work to develop their trading programs, they will likely make material changes to the trading strategies used in trading the Partnership’s accounts. The General Partner expects that the Partnership’s advisors may alter their strategies more frequently, and to a greater extent, than would be expected in the case of more established advisors.

Radical changes in an advisor’s trading program and strategy could have a material adverse impact on the Partnership’s performance.

Past performance is no assurance of future results.

The advisors may base their trading decisions on technical analysis of market prices. Technical analysis does not take into account unanticipated world events that may cause losses to the Partnership. In addition, the advisors may alter their strategies from time to time. Therefore, an advisor’s performance results in the future may materially differ from its prior trading record. Moreover, somewhat different trading strategies may be required for accounts of differing sizes or trading objectives. In any event, past performance does not assure future results.

Some or all of the Partnership’s advisors may trade for proprietary accounts of the General Partner or its affiliates before, during and after the time that they trade on behalf of the Partnership.

There is no guarantee that advisors that trade profitably for the proprietary accounts of the General Partner or its affiliates prior to trading for the Partnership will be profitable when trading on behalf of the Partnership. Also, the General Partner is under no obligation to allocate the Partnership’s assets to all advisors that trade proprietary accounts profitably. Moreover, the General Partner may allocate the Partnership’s assets to advisors that have never traded proprietary accounts of the General Partner or its affiliates, or that have traded such accounts at a loss.

The General Partner may terminate an advisor that trades profitably on behalf of the Partnership if the General Partner believes that the advisor is no longer an “emerging” advisor, or for any other reason. The General Partner may engage that advisor to trade for the proprietary accounts of the General Partner or its affiliates or other pools or accounts operated or managed by the General Partner.

The economic terms of any proprietary allocation to an advisor may differ from, and are likely to be more favorable than, the terms governing the Partnership’s allocation to that advisor.

Other activities of the advisors.

The advisors may manage additional customer accounts in the future. Trading orders for such accounts similar to those of the Partnership may occur contemporaneously. There is no specific limit under the Management Agreements as to the number of accounts that may be managed or advised by the advisors. The performance of the Partnership’s investments could be adversely affected by the manner in which particular orders are entered by the advisors for all such accounts.

Partnership performance may be hindered by increased competition for positions.

Assets in managed futures have grown from an estimated $300 million in 1980 to over $205 billion in 2007. This has resulted in increased trading competition. Since futures are traded in an auction-like market, the more competition there is for the same contracts, the more difficult it is for the advisors to obtain the best prices for the Partnership. The advisors are required to use an allocation methodology that is fair to all of its customers.

Speculative position and trading limits may reduce profitability.

The CFTC and U.S. exchanges have established “speculative position limits” on the maximum net long or net short position which any person may hold or control in particular futures and options on futures. Most exchanges also limit the amount of fluctuation in commodity futures contract prices on a single trading day. The trading instructions of the advisors may have to be modified, and positions held by the Partnership may have to be liquidated in order to avoid exceeding these limits. Such modification or liquidation could adversely affect the operations and profitability of the Partnership by increasing transaction costs to liquidate positions and limiting potential profits on the liquidated positions.

Investors will not have access to the Partnership’s positions and must rely on the General Partner to monitor the advisors.

Limited partners do not have access to the Partnership’s trading positions. Consequently, limited partners do not know whether the advisors are adhering to the Partnership’s trading policies and must rely on the ability of the General Partner to monitor trading and protect their investments.

Partnership Structure and Organization Risks

The backgrounds, strategies and past performance records of the Partnership’s advisors will not be known to its investors.

Because an investor will not know the backgrounds, strategies and past performance records of the Partnership’s advisors, the investor will not be able to evaluate factors such as the advisors’ trading strategies, markets traded, past performance or the background of the advisors’ principals. An investor must rely on the General Partner’s ability to select the advisors to the Partnership and allocate assets among them.

The Partnership will pay substantial fees and expenses regardless of profitability.

The Partnership must pay substantial brokerage fees, management fees, legal, accounting and reporting expenses and filing fees regardless of whether it realizes profits. In addition, it is possible that the Partnership could pay substantial incentive fees to one or more advisors in a year in which it had no net trading profits or in which it ultimately lost money.

The Partnership’s trading profits and interest income must equal or exceed its trading losses and expenses to avoid depletion or exhaustion of its assets.

“Master-Feeder” Structure

The “master-feeder” fund structure presents certain unique risks to investors. Smaller feeder funds investing in the Masters may be materially affected by the actions of larger feeder funds investing in the Masters. For example, if a larger feeder fund withdraws from the Masters, the remaining feeder funds may experience higher pro rata operating expenses, thereby producing lower returns. The Masters’ portfolios may become less diverse due to a withdrawal by a larger feeder fund, resulting in increased volatility and risk. The Partnership may withdraw its investment in the Masters at any time, if the General Partner determines that it is in the best interests of the Partnership to do so. In such event, the General Partner would consider what action might be taken, including retaining the Masters’ advisors to manage the Partnership’s assets directly.

There is no assurance that selection of multiple advisors will prove more successful than would selection of a single advisor.

In order to diversify among trading methods and markets, the General Partner has selected a number of advisors, each of which trades independently of the others. Although this diversification is intended to offset losses while maintaining the possibility of capitalizing on profitable price movements, there can be no assurance that use of multiple advisors will not result overall in losses generated by some advisors exceeding profits achieved by others.

Additionally, there is no assurance that selection of multiple advisors will prove more successful than would selection of a single advisor. Moreover, the General Partner may reallocate the partnership’s assets among the current advisors, terminate one or more advisors or select additional advisors at any time. Any such reallocation could adversely affect the performance of the Partnership.

The use of multiple advisors could result in offsetting positions and increased fees, reducing the potential profits of the Partnership.

The allocation of assets to multiple advisors may result in the advisors competing with each other from time to time for the same positions in the markets. Conversely, the Partnership could hold at one time opposite positions in the same commodity in different accounts managed by different advisors. Each such position would cost the Partnership transactional expenses (such as floor brokerage and NFA fees) but may not generate any recognized gain or loss.

An investor’s ability to redeem or transfer Redeemable Units is limited.

An investor may redeem its Redeemable Units only as of the end of each month and only after it has held such Redeemable Units for six full months. In addition, an investor will be subject to a redemption fee of 1% if it redeems any Redeemable Units held for less than one year. In addition, an investor will not know the value of its redemption prior to the time it submits its request to redeem its Redeemable Units. Under extraordinary circumstances, including market conditions that would prohibit the liquidation of positions, the Partnership may delay redemptions beyond the end of the applicable month. No public market for the Partnership’s Redeemable Units exists. An investor may not transfer its Redeemable Units without the approval of the General Partner. A transferee cannot, however, become a limited partner without the General Partner’s approval.

Investors do not participate in management of the Partnership’s business.

Investors are not permitted to participate in the management or control of the Partnership or the conduct of its business. They have limited voting rights with respect to the Partnership’s affairs. They must rely upon the fiduciary responsibility and judgment of the General Partner to manage the Partnership’s affairs in their best interests.

Expiration or termination of Management Agreements with the advisors could increase fees paid to the advisors or new advisors.

The Management Agreements expire on June 30 of each year, at which time they may each be renewed for an additional year. An advisor may not agree to renew its agreement on the same terms, and new advisor(s) may not agree to similar terms (provided, however, that in any contract renewal or renegotiation, the advisor will carry forward all losses attributable to its trading). In the event that a new advisor is selected, new trading profits earned by the new advisor will not be reduced by cumulative net trading losses, if any, generated by prior advisors. The new advisor will, therefore, be paid incentive compensation without regard to such losses. The advisory fees payable by the Partnership could increase according to the terms of new management agreement(s) or if new advisor(s) were selected.

The Partnership may terminate before an investor achieves its investment objective.

Unforeseen circumstances, including substantial losses or withdrawal of the General Partner, could cause the Partnership to terminate prior to its stated termination date of December 31, 2023. Early termination of the Partnership could disrupt an investor’s overall investment portfolio plan resulting in the loss of some or all of its investment.

The offering of Redeemable Units has not been subject to independent review or review on behalf of the investors.

One law firm represents the Partnership, the General Partner and the commodity broker. Each advisor is represented by separate counsel. Investors do not have legal counsel representing them as limited partners in connection with the Partnership. Accordingly, investors should consult their legal, tax and financial advisors regarding the desirability of investing in the Partnership.

Tax and Other Regulatory Risks

An investor’s tax liability may exceed cash distributions.

The General Partner does not currently intend to distribute cash to limited partners. Cash will be distributed to them at the sole discretion of the General Partner. Limited partners will be taxed each year on their allocable share of the Partnership’s income and gains, however, whether or not any cash has been distributed to them by the Partnership. The only way for limited partners to obtain cash earned on their investments is to redeem Redeemable Units. Limited partners may redeem their units monthly in order to provide funds for the payment of taxes or for any other purpose, after a six-month holding period.

An investor could owe tax on its share of the Partnership’s ordinary income despite overall losses.

Gain or loss on futures and options on futures as well as on most foreign currency contracts will be taxed as capital gains or losses for U.S. federal income tax purposes. Interest income, periodic income on swaps, if any, and gain on some foreign futures contracts are ordinary income. In the case of investors who are individuals, capital losses can only be used to offset capital gains plus $3,000 of ordinary income each year (or $1,500 in the case of a married individual who files a separate federal income tax return). Therefore, an investor may be required to pay tax on its allocable share of the Partnership’s ordinary income, even though the Partnership incurs overall losses.

Non-U.S. investors may face exchange rate risk and local tax consequences.

Non-U.S. investors should note that Redeemable Units are denominated in U.S. dollars and that changes in rates of exchange between currencies may cause the value of their investment to decrease or to increase. Non-U.S. investors should consult their own tax advisors concerning the U.S. and applicable foreign tax implications of this investment.

Investors do not have the protections provided to a regulated mutual fund.

The Partnership is not a registered securities investment company, or “mutual fund,” subject to the Investment Company Act of 1940. Therefore, investors do not have the protections provided by that statute.

Deregistration of the commodity pool operator and the commodity trading advisors could disrupt operations.

The General Partner is a registered commodity pool operator and commodity trading advisor and the advisors are registered commodity trading advisors. If the CFTC were to terminate, suspend, revoke or not renew the registration of the General Partner, the General Partner would withdraw as general partner of the Partnership. The limited partners would then determine whether to select a replacement general partner or to dissolve the Partnership. If the CFTC were to terminate, suspend, revoke or not renew the registration of an advisor, the General Partner would terminate that advisor’s agreement with the Partnership. The General Partner could reallocate the Partnership’s assets managed by that advisor to the other advisors or to new advisor(s). No action is currently pending or threatened against the General Partner or any advisors.

Regulatory changes could restrict the Partnership’s operations.

Federal agencies including the Securities and Exchange Commission (the “SEC”), the CFTC and the Federal Reserve Bank regulate certain activities of the Partnership, the General Partner and the advisors. Regulatory changes could adversely affect the Partnership by restricting its markets or activities, limiting its trading and/or increasing the taxes to which investors are subject. The General Partner is not aware of any pending or threatened regulatory developments that might adversely affect the Partnership; however, adverse regulatory initiatives could develop suddenly and without notice.

Potential Failure of the Partnership’s Futures Commission Merchant.

CEA Section 4d(a)(2) requires a futures commission merchant to segregate funds deposited in a customer’s commodity futures account. If CGM fails to properly segregate customer funds, the Partnership may be subject to a risk of loss of its funds on deposit in the event of CGM’s bankruptcy or insolvency. In addition, under certain circumstances, such as the inability of another customer of CGM or its own inability to satisfy substantial deficiencies in such other customer’s account, the Partnership may be subject to a risk of loss of its funds on deposit even if such funds are properly segregated. In the case of any such bankruptcy or customer loss, the Partnership might recover only a pro rata share of all property available for distribution to all of the futures commission merchant’s customers. If no property is available for distribution, the Partnership would not recover any of its assets.

Protection Afforded by Commodity Exchange Act Section 4d(a)(2) may be absent.

In the event that 10% or more of the Partnership and/or Masters are owned by CGM, the General Partner and/or their principals and employees, the Partnership’s and/or the Masters’ commodity futures accounts with CGM will be carried as “proprietary accounts.” Such accounts do not receive the protections afforded by Section 4d(a)(2) of the CEA relating to the segregation of customer funds. This means that in the event of a bankruptcy of CGM as the futures commission merchant carrying the account, the balance in the account would be classified in the liquidation as that of a general creditor. As such, the Partnership’s and/or the Masters’ accounts would not be a first-priority distribution of CGM’s assets. By contrast, segregated accounts are a first priority distribution. In addition, orders for proprietary accounts must be executed after identical orders for segregated client accounts entered at the same time unless such orders are bunched with client account orders as permitted under CFTC rules.

Item 2. Financial Information.

(a) Selected Financial Data. The Partnership commenced trading operations on August 6, 2004. Realized and unrealized gains (losses), interest income, net income (losses), increase in net asset value per Redeemable Unit, total assets, total liabilities and total capital for the period from August 6, 2004 (commencement of trading operations) through December 31, 2004 and for the years ended December 31, 2005, 2006 and 2007 were as follows:

	Year ended December 31, 2007	Year ended December 31, 2006	Year ended December 31, 2005	Period from August 6, 2004 (commencement of trading operations) through December 31, 2004
Realized and unrealized trading gains (losses), net of brokerage fees (including clearing fees) of $4,421,772, $2,259,025, $1,377,639 and $443,785, respectively	$8,207,330	$5,040,789	$4,164,997	$(437,279)
Interest income	$3,258,245	$1,834,182	$959,265	$185,282
	$11,465,575	$6,874,971	$5,124,262	$(251,997)
Net Income before Incentive Fees to the advisors and General Partner	$8,416,378	$5,341,079	$4,163,485	$(569,660)
Incentive Fees to the advisors*	$1,946,168	$1,266,629	$692,936	$27,018
General Partner Incentive Fees**	$166,156	$133,960	$54,708	$0
Net Income (Loss) available for pro rata distribution to partners	$6,304,054	$3,940,490	$3,415,841	$(596,678)
Increase in net asset value per Redeemable Unit	$62.64	$122.33	$102.71	$(20.94)
Total assets	$141,636,874	$84,715,597	$35,306,228	$35,464,328
Total liabilities	$2,703,070	$3,203,838	$1,179,931	$866,006
Total capital	$138,933,804	$81,511,759	$34,126,297	$34,598,322

*	An incentive fee to an advisor, if any, is made quarterly based on new trading profits earned by the advisor during each calendar quarter.
**	The incentive fee to the General Partner is made yearly based on overall new trading profits earned during each calendar year.

Past performance is not necessarily indicative of future performance and the Partnership’s level of future performance cannot be predicted.

(b) Management’s Discussion and Analysis of Financial Condition and Results of Operations.

(1) Liquidity.

The Partnership does not engage in the sale of goods or services. Its only assets are its (i) investment in the Masters (ii) equity in its commodity futures trading account, consisting of cash, a distribution receivable, net unrealized appreciation on open futures positions, unrealized appreciation on open forward contracts and (iii) interest receivable. The Masters do not engage in the sales of goods or services. The Masters’ assets are their equity in their commodity futures trading accounts, consisting of cash, net unrealized appreciation on open futures positions, unrealized appreciation on open forward contracts and interest receivable. Because of the low margin deposits normally required in commodity futures trading, relatively small price movements may result in substantial losses to the Partnership through its direct investments and investment in the Masters. While substantial losses could lead to a decrease in liquidity, no such losses occurred during the years ended December 31, 2007, 2006 and 2005.

To minimize the risk relating to low margin deposits, the Partnership follows certain trading policies, including:

(i) The Partnership/Masters invest their assets only in commodity interests that the advisors believe are traded in sufficient volume to permit ease of taking and liquidating positions. Sufficient volume, in this context, refers to a level of liquidity that the advisor believe will permit it to enter and exit trades without noticeably moving the market.

(ii) An advisor will not initiate additional positions in any commodity if these positions would result in aggregate positions requiring margin of more than 66 2/3% of the Partnership’s net assets allocated to that advisor.

(iii) The Partnership/Masters may occasionally accept delivery of a commodity. Unless such delivery is disposed of promptly by retendering the warehouse receipt representing the delivery to the appropriate clearinghouse, the physical commodity position is fully hedged.

(iv) The Partnership/Masters do not employ the trading technique commonly known as “pyramiding,” in which the speculator uses unrealized profits on existing positions as margin for the purchase or sale of additional positions in the same or related commodities.

(v) The Partnership/Masters do not utilize borrowings, except short-term borrowings if the Partnership/Masters take delivery of any cash commodities.

(vi) The advisors may, from time to time, employ trading strategies such as spreads or straddles on behalf of the Partnership/Masters. The term “spread” or “straddle” describes a commodity futures trading strategy involving the simultaneous buying and selling of futures contracts on the same commodity but involving different delivery dates or markets and in which the trader expects to earn a profit from a widening or narrowing of the difference between the prices of the two contracts.

(vii) The Partnership/Masters will not permit the churning of their commodity trading accounts. The term “churning” refers to the practice of entering and exiting trades with a frequency unwarranted by legitimate efforts to profit from the trades, driven by the desire to generate commission income.

In the normal course of its business, the Partnership and the Masters are party to financial instruments with off-balance sheet risk, including derivative financial instruments and derivative commodity instruments. These financial instruments may include forwards, futures and options, whose values are based upon an underlying asset, index or reference rate, and generally represent future commitments to exchange currencies or cash flows, to purchase or sell other financial instruments at specific terms at specified future dates, or, in the case of derivative commodity instruments, to have a reasonable possibility to be settled in cash, through physical delivery or with another financial instrument. The Masters may trade commodity options. Specific market movements of the commodities or future contracts underlying an option cannot accurately be predicted. The purchase of an option may lose the entire premium paid for the option. The writer, or seller, of an option has unlimited risk. These instruments may be traded on an exchange or over-the-counter (“OTC”). Exchange traded instruments are standardized and include futures and certain option contracts. OTC contracts are negotiated between contracting parties and include forwards and certain options. Each of these instruments is subject to various risks similar to those related to the underlying financial instruments, including market and credit risk. In general, the risks associated with OTC contracts are greater than those associated with exchange traded instruments because of the greater risk of default by the counterparty to an OTC contract. As of December 31, 2007, the Masters held no OTC contracts.

Market risk is the potential for changes in the value of the financial instruments traded by the Partnership/Masters due to market changes, including interest and foreign exchange rate movements and fluctuations in commodity or security prices. Market risk is directly impacted by the volatility and liquidity in the markets in which the related underlying assets are traded.

Credit risk is the possibility that a loss may occur due to the failure of a counterparty to perform according to the terms of a contract. Credit risk with respect to exchange traded instruments is reduced to the extent that an exchange or clearing organization acts as a counterparty to the transactions. The Partnership’s/Masters’ risk of loss in the event of counterparty default is typically limited to the amounts recognized in the statements of financial condition and is not represented by the contract or notional amounts of the instruments. The Partnership/Masters have credit risk and concentration risk because the sole counterparty or broker with respect to the Partnership’s/Masters’ assets is CGM.

The General Partner monitors and controls the Partnership’s/Masters’ risk exposure on a daily basis through financial, credit and risk management monitoring systems, and accordingly believes that it has effective procedures for evaluating and limiting the credit and market risks to which the Partnership/Masters are subject. These monitoring systems allow the General Partner to statistically analyze actual trading results with risk adjusted performance indicators and correlation statistics. In addition, on-line monitoring systems provide account analysis of futures, forwards and options positions by sector, margin requirements, gain and loss transactions and collateral positions.

The majority of these instruments mature within one year of the date the position is established. However, due to the nature of the Partnership’s/Masters’ business, these instruments may not be held to maturity.

Other than the risks inherent in commodity futures and other derivatives trading, the Partnership knows of no trends, demands, commitments, events or uncertainties which will result, or which are reasonably likely to result, in the Partnership’s liquidity increasing or decreasing in any material way. The Limited Partnership Agreement provides that the General Partner may, in its discretion, cause the Partnership to cease trading operations and liquidate all open positions under certain circumstances including a decrease in net asset value per Redeemable Unit to less than $400 as of the close of business on any business day.

(2) Capital Resources.

(i) The Partnership has made no material commitments for capital expenditures.

(ii) The Partnership’s capital consists of the capital contributions of the partners as increased or decreased by income (loss) from its investment in the Masters, realized and/or unrealized gains or losses on commodity futures and other trading expenses, interest income, additions and redemptions of Redeemable Units and distributions of profits, if any. Gains or losses on trading cannot be predicted. Market moves in commodities are dependent upon fundamental and technical factors which the advisors may or may not be able to identify, such as changing supply and demand relationships, weather, government, agricultural, commercial and trade programs and policies, national and international political and economic events and changes in interest rates. Partnership expenses consist of, among other things, brokerage, administrative and management fees. The level of these expenses is dependent upon the level of trading and the ability of the advisors to identify and take advantage of price movements in the commodity markets, in addition to the level of net assets maintained. In addition, the amount of interest income payable by CGM is dependent upon interest rates over which the Partnership has no control.

For the year ended December 31, 2007, the Partnership’s capital increased 70.4% from $81,511,759 to $138,933,804. This increase was attributable to a net gain from operations of $6,304,054 coupled with additional sales totaling $80,500,000, partially offset by redemptions totaling $29,382,009. For the year ended December 31, 2006, the Partnership’s capital increased 138.9% from $34,126,297 to $81,511,759. This increase was attributable to a net gain from operations of $3,940,490 coupled with additional sales totaling $49,755,000, partially offset by redemptions totaling $6,310,028. For the year ended December 31, 2005, the Partnership’s capital decreased 1.4% from $34,598,322 to $34,126,297. This decrease was attributable to a net gain from operations of $3,415,841 coupled with additional sales totaling $6,920,977, both of which were offset by redemptions totaling $10,808,843. Future redemptions can impact the amount of funds available for investments in commodity contract positions in subsequent periods.

Critical Accounting Policies. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities in the financial statements and accompanying notes.

The value of the Partnership’s investment in the Masters reflects the Partnership’s proportional interest in the Partners’ Capital of the Masters. All of the income and expenses and unrealized and realized gains/losses from commodity transactions of the Masters are allocated pro rata among the investors at the time of such determination.

The General Partner believes that the accounting policies that are most critical to the Partnership’s/Masters’ financial condition and results of operations relate to the valuation of the Partnership’s/Masters’ positions. The majority of the Partnership’s/Masters’ positions are exchange-traded futures contracts, which are valued daily at settlement prices published by the exchanges. Swap contracts generally are valued by reference to published settlement prices or dealers’ quotes in related markets or other measures of fair value deemed appropriate by the General Partner. The General Partner expects that under normal circumstances substantially all of the Partnership’s/Masters’ assets are valued by objective measures and without difficulty.

All commodity interests (including derivative financial instruments and derivative commodity instruments) held by the Partnership/Masters are used for trading purposes. The commodity interests are recorded on trade date and open contracts are recorded in the statements of financial condition at fair value on the last business day of the year, which represents market value for those commodity interests for which market quotations are readily available. Investments in commodity interests denominated in foreign currencies are translated into U.S. dollars at the exchange rates prevailing on the last business day of the year. Realized gains (losses) and changes in unrealized gains (losses) on commodity interests and foreign currencies are recognized in the period in which the contract is closed or the changes occur and are included in net gains (losses) on trading of commodity interests.

The Partnership/Masters may purchase and write (sell) options. An option is a contract allowing, but not requiring, its holder to buy (call) or sell (put) a specific or standard commodity or financial instrument at a specified price during a specified time period. The option premium is the total price paid or received for the option contract. When the Partnership/Masters write an option, the premium received is recorded as a liability in the statements of financial condition and marked to market daily. When the Partnership/Masters purchase an option, the premium paid is recorded as an asset in the statements of financial condition and marked to market daily.

Foreign currency contracts are those contracts where the Partnership/Masters agree to receive or deliver a fixed quantity of foreign currency for an agreed-upon price on an agreed future date. Foreign currency contracts are valued daily, and the Partnership’s/Masters’ net equity therein, representing unrealized gain or loss on the contracts as measured by the difference between the forward foreign exchange rates at the dates of entry into the contracts and the forward rates at the reporting dates, is included in the statements of financial condition. Realized gains (losses) and changes in unrealized values on foreign currency contracts are recognized in the period in which the contract is closed or the changes occur and are included in the statements of income and expenses.

Income taxes have not been provided as each partner is individually liable for the taxes, if any, on their share of the Partnership’s income and expenses.

During the current year, the Partnership adopted FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Partnership’s financial statements to determine whether the tax positions are “more-likely-than-not” of being sustained by the applicable tax authority. Tax positions with respect to tax at the partnership level not deemed to meet the “more-likely-than-not” threshold would be recorded as a tax benefit or expense in the current year. The General Partner has concluded that the adoption of FIN 48 had no impact on the operations of the Partnership for the year ended December 31, 2007 and that no provision for income tax is required in the Partnership’s financial statements.

The following are the major tax jurisdictions for the Partnership and the earliest tax year subject to examination: United States – 2004.

In September 2006, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements.” This accounting standard establishes a single authoritative definition of fair value and sets out a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 applies to fair value measurements already required or permitted by existing standards. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and the interim periods within those fiscal years. The Partnership adopted SFAS No. 157 on January 1, 2008 and the application of this standard did not impact the financial statements; however, additional disclosures will be required about the inputs used to develop the measurements.

On March 19, 2008, Financial Accounting Standards Board released Statement of Financial Accounting Standards No. 161, Disclosures about Derivative Instruments and Hedging Activities (FAS 161). FAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. The application of FAS 161 is required for fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. At this time, management is evaluating the implications of FAS 161 and its impact on the financial statements has not yet been determined.

(3) Results of Operations. During the year ended December 31, 2007, the Partnership’s net asset value per Redeemable Unit increased 5.2% from $1,199.34 to $1,261.98. During the year ended December 31, 2006, the Partnership’s net asset value per Redeemable Unit increased 11.4% from $1,077.01 to $1,199.34. During the year ended December 31, 2005, the Partnership’s net asset value per Redeemable Unit increased 10.5% from $974.30 to $1,077.01. The Partnership experienced a net trading gain before brokerage and related fees during 2007 of $12,629,102.

General. 2007 proved to be an eventful year as the sub-prime credit crisis and the increasing probability that the U.S. would enter a recession resonated throughout the capital and commodity markets. The equity market experienced a surge in volatility in February when nervousness about changes to Chinese stock market regulations sparked a sharp drop in global prices. By late July, disturbance in the credit markets emerged as a headline issue for all financial markets for the remainder of the year. The revaluation of risk resulted in a flight-to-quality driven rally in prices of sovereign debt instruments as central bankers moved quickly to cut rates. As a result, the U.S. dollar became less attractive and weakened considerably against most major currencies during the latter half of the year.

The return of market volatility benefited the Partnership and resulted in profits for the Partnership. Profits were realized in fixed income trading as market turbulence created a favorable environment for significant directional moves in interest rates and a strong bias toward price rallies in all Treasury securities. In agricultural market trading, gains were earned in wheat and the soybean complex as prices rallied considerably on reductions in supply expectations. While prices of base metals moved erratically during most of the year on signs of decelerating Asian demand growth, profits earned more than offset periodic losses.

Slightly offsetting gains were losses realized in soft commodities and currencies. In soft commodities, losses were accumulated in coffee and cocoa as prices surprisingly fell in August on excess exports from growers in Africa and Indonesia. Losses were also taken in trading foreign exchange markets as low-yielding currencies such as the Japanese Yen and Swiss Franc strengthened against the U.S. Dollar.

It should be noted that commodity futures markets are highly volatile. The potential for broad and rapid price fluctuations increases the risks involved in commodity trading, but also increases the possibility of profit. The profitability of the Partnership (and the Masters) depends on the advisors’ ability to forecast price changes. Such price changes are influenced by, among other things, changing supply and demand relationships, weather, governmental, agricultural, commercial and trade programs and policies, national and international political and economic events and changes in interest rates. To the extent that the advisors correctly make such forecasts, the Partnership (and the Masters) expect to increase capital through operations.

Interest income on 100% of the Partnership’s average daily equity maintained in cash in the Partnership’s brokerage accounts was earned at the monthly average 30-day U.S. Treasury bill rate determined weekly by CGM based on the average non-competitive yield on three month U.S. Treasury bills maturing 30 days (or on the maturing date closest thereto) from the date on which such weekly rate is determined. CGM may continue to maintain the Partnership’s assets in cash and/or place all of the Partnership’s assets in 90-day U.S. Treasury bills and pay the Partnership 100% of the interest earned on the Treasury bills purchased.

The Partnership earned $3,258,245, $1,834,182 and $959,265 in interest income for the years ended December 31, 2007, 2006 and 2005, respectively.

Brokerage fees are calculated on the adjusted net asset value on the last day of each month and, therefore, vary according to trading performance and redemptions. Accordingly, they must be analyzed in relation to the fluctuations in the monthly net asset values. Brokerage fees for the years ended December 31, 2007, 2006 and 2005 were $4,421,772 (including clearing fees of $310,335), $2,259,025 (including clearing fees of $212,875) and $1,377,639 (including clearing fees of $90,301), respectively.

Management fees are calculated on the portion of the Partnership’s net asset value allocated to the advisor at the end of the month and, therefore, are affected by trading performance, additions and redemptions. Management fees for the years ended December 31, 2007, 2006 and 2005 totaled $2,375,644, $1,175,564 and $700,051, respectively.

Administrative fees are paid to the General Partner for administering the business and affairs of the Partnership. These fees are calculated as a percentage of the Partnership’s net asset value as of the end of each month and are affected by trading performance, additions and redemptions. Administrative fees for the years ended December 31, 2007, 2006 and 2005 totaled $593,908, $293,895 and $175,014, respectively.

Incentive fees to the advisors are based on the new trading profits generated by the advisor at the end of the quarter as defined in the Management Agreement between the Partnership, the General Partner and the advisor. For the years ended December 31, 2007, 2006 and 2005 trading performance resulted in incentive fees to the advisors of $1,946,168, $1,266,629 and $692,936, respectively.

Incentive fees to the General Partner are based on overall new trading profits earned by the Partnership at the end of the year. For the years ended December 31, 2007, 2006 and 2005 trading performance resulted in incentive fees to the General Partner of $166,156, $133,960 and 54,708 respectively.

(4) Off-balance Sheet Arrangements. Not applicable.

(5) Tabular Disclosure of Contractual Obligations. Not applicable.

(c) Quantitative and Qualitative Disclosures about Market Risk.

(1) Past Results Not Necessarily Indicative of Future Performance. The Partnership/Masters are speculative commodity pools. The market sensitive instruments held by them are acquired for speculative trading purposes, and all or substantially all of the Partnership’s/Masters’ assets are subject to the risk of trading loss. Unlike an operating company, the risk of market sensitive instruments is integral, not incidental, to the Partnership’s/Masters’ main line of business.

The risk to the limited partners that have purchased interest in the Partnership is limited to the amount of their capital contributions to the Partnership and their share of Partnership assets and undistributed profits. This limited liability is a consequence of the organization of the Partnership as a limited partnership under applicable law.

Market movements result in frequent changes in the fair market value of the Partnership’s/Masters’ open positions and, consequently, in their earnings and cash flow. The Partnership’s/Masters’ market risk is influenced by a wide variety of factors, including the level and volatility of interest rates, exchange rates, equity price levels, the market value of financial instruments and contracts, the diversification among the Partnership’s/Masters’ open positions and the liquidity of the markets in which they trades.

The Partnership/Masters rapidly acquire and liquidate both long and short positions in a wide range of different markets. Consequently, it is not possible to predict how a particular future market scenario will affect performance, and the Partnership’s/Masters’ past performance is not necessarily indicative of their future results.

Value at Risk is a measure of the maximum amount which the Partnership/Masters could reasonably be expected to lose in a given market sector. However, the inherent uncertainty of the Partnership’s/Masters’ speculative trading and the recurrence in the markets traded by the Partnership/Masters of market movements far exceeding expectations could result in actual trading or non-trading losses far beyond the indicated Value at Risk or the Partnership’s/Masters’ experience to date (i.e., “risk of ruin”). In light of the foregoing, as well as the risks and uncertainties intrinsic to all future projections, the inclusion of the quantification in this section should not be considered to constitute any assurance or representation that the Partnership’s/Masters’ losses in any market sector will be limited to Value at Risk or by the Partnership’s/Masters’ attempts to manage their market risk.

(2) Standard of Materiality. Materiality, as used in this section, “Qualitative and Quantitative Disclosures About Market Risk,” is based on an assessment of reasonably possible market movements and the potential losses caused by such movements, taking into account the leverage, optionality and multiplier features of the Partnership’s/Masters’ market sensitive instruments.

(3) Quantifying the Partnership’s Trading Value at Risk. The following quantitative disclosures regarding the Partnership’s market risk exposures contain “forward-looking statements” within the meaning of the safe harbor from civil liability provided for such statements by the Private Securities Litigation Reform Act of 1995 (set forth in Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Securities Exchange Act”)). All quantitative disclosures in this section are deemed to be forward-looking statements for purposes of the safe harbor except for statements of historical fact (such as the terms of particular contracts and the number of market risk sensitive instruments held during or at the end of the reporting period).

The Partnership’s risk exposure in the various market sectors traded by the advisors is quantified below in terms of Value at Risk. Due to the Partnership’s mark-to-market accounting, any loss in the fair value of the Partnership’s open positions, including investments in the Masters, is directly reflected in the Partnership’s earnings (realized and unrealized) and cash flow (at least in the case of exchange-traded contracts in which profits and losses on open positions are settled daily through variation margin).

Exchange maintenance margin requirements have been used by the Partnership as the measure of its Value at Risk. Maintenance margin requirements are set by exchanges to equal or exceed the maximum losses reasonably expected to be incurred in the fair value of any given contract in 95%–99% of any one-day interval. The maintenance margin levels are established by dealers and exchanges using historical price studies as well as an assessment of current market volatility (including the implied volatility of the options on a given futures contract) and economic fundamentals to provide a probabilistic estimate of the maximum expected near-term one-day price fluctuation. Maintenance margin has been used rather than the more generally available initial margin, because initial margin includes a credit risk component which is not relevant to Value at Risk.

In the case of market sensitive instruments which are not exchange traded (almost exclusively currencies in the case of the Partnership), the margin requirements for the equivalent futures positions have been used as Value at Risk. In those rare cases in which a futures-equivalent margin is not available, dealers’ margins have been used.

The fair value of the Partnership’s futures and forward positions does not have any optionality component. However, the advisors may trade commodity options. The Value at Risk associated with options is reflected in the following table as the margin requirement attributable to the instrument underlying each option. Where this instrument is a futures contract, the futures margin, and where this instrument is a physical commodity, the futures-equivalent maintenance margin has been used. This calculation is conservative in that it assumes that the fair value of an option will decline by the same amount as the fair value of the underlying instrument, whereas, in fact, the fair values of the options traded by the Partnership in almost all cases fluctuate to a lesser extent than those of the underlying instruments.

In quantifying the Partnership’s Value at Risk, 100% positive correlation in the different positions held in each market risk category has been assumed. Consequently, the margin requirements applicable to the open contracts have simply been added to determine each trading category’s aggregate Value at Risk. The diversification effects resulting from the fact that the Partnership’s positions are rarely, if ever, 100% positively correlated, have not been reflected.

The Partnership’s Trading Value at Risk in Different Market Sectors.

The following table indicates the trading Value at Risk associated with the Partnership’s open positions and investments in the Masters by market category as of December 31, 2007, including the highest and lowest value at any point and the average value during the year then ended. All open position trading risk exposures of the Partnership have been included in calculating the figures set forth below. As of December 31, 2007, the Partnership’s total capitalization was $138,933,804.

December 31, 2007

(unaudited)

Market Sector	Value at Risk	% of Total Capitalization	High Value at Risk	Low Value at Risk	Average Value at Risk*
Currencies:
— Exchange Traded Contracts	$880,704	0.63%	$5,292,590	$582,325	$2,284,303
Energy	713,462	0.51%	837,470	122,500	476,804
Grains	215,700	0.16%	365,600	34,050	191,342
Interest Rates U.S.	290,900	0.21%	381,450	42,150	180,699
Interest Rates Non-U.S.	956,143	0.69%	2,305,861	248,220	1,116,937
Livestock	29,700	0.02%	103,500	4,200	28,592
Metals:
— Exchange Traded Contracts	331,680	0.24%	643,750	136,250	355,156
Softs	317,644	0.23%	447,372	103,735	275,690
Indices	1,433,205	1.03%	3,756,880	649,717	1,826,243
Total	$5,169,138	3.72%

*	Annual average of month-end Value at Risk

As of December 31, 2007, Altis Master’s total capitalization was $72,258,875. The Partnership owned 38.3% of Altis Master.

December 31, 2007

(unaudited)

Market Sector	Value at Risk	% of Total Capitalization	High Value at Risk	Low Value at Risk	Average Value at Risk*
Commodity Index	$8,000.01%		$48,000	$3,000	$18,583
Currencies:
— Exchange Traded Contracts	$1,179,487	1.63%	$1,529,541	$319,401	$897,033
Energy	2,530,850	3.50%	3,222,038	125,325	1,783,523
Grains	1,213,954	1.68%	1,263,895	211,336	667,439
Interest Rates U.S.	723,400	1.00%	763,050	82,382	457,668
Interest Rates Non-U.S.	1,188,309	1.65%	1,230,796	310,245	862,322
Livestock	153,100	0.21%	217,600	48,197	109,450
Lumber	37,400	0.05%	59,800	3,300	32,954
Metals:
— Exchange Traded Contracts	507,500	0.70%	639,000	85,500	329,346
— OTC Contracts	2,131,582	2.95%	2,210,836	443,346	1,571,733
Softs	522,296	0.72%	681,261	321,526	550,882
Indices	2,257,486	3.13%	4,963,851	547,591	2,250,842
Total	$12,453,364	17.23%
*	Annual average of month-end Value at Risk
**	Due to Rounding

As of December 31, 2007, Avant Master’s total capitalization was $62,671,329. The Partnership owned 34.3% of Avant Master.

December 31, 2007

(unaudited)

Market Sector	Value at Risk	% of Total Capitalization	High Value at Risk	Low Value at Risk	Average Value at Risk*
Energy	1,988,995	3.17%	$6,625,572	$279,001	2,156,253
Total	$1,988,995	3.17%
*	Annual average of month-end Value at Risk

(4) Material Limitations on Value at Risk as an Assessment of Market Risk. The face value of the market sector instruments held by the Partnership/Masters is typically many times the applicable maintenance margin requirement (margin requirements generally range between 2% and 15% of contract face value) as well as many times the capitalization of the Partnership/Masters. The magnitude of the Partnership’s/Master’s open positions creates a “risk of ruin” not typically found in most other investment vehicles. Because of the size of their positions, certain market conditions — unusual, but historically recurring from time to time — could cause the Partnership/Masters to incur severe losses over a short period of time. The foregoing Value at Risk tables — as well as the past performance of the Partnership/Masters — give no indication of this “risk of ruin.”

(5) Qualitative Disclosures Regarding Primary Trading Risk Exposures. The following qualitative disclosures regarding the Partnership’s/Masters’ market risk exposures – except for (i) those disclosures that are statements of historical fact and (ii) the descriptions of how the Partnership/Masters manage their primary market risk exposures – constitute forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act.

The Partnership’s/Master’s primary market risk exposures as well as the strategies used and to be used by the General Partner and the advisors for managing such exposures are subject to numerous uncertainties, contingencies and risks, any one of which could cause the actual results of the Partnership’s/Masters’ risk controls to differ materially from the objectives of such strategies. Government interventions, defaults and expropriations, illiquid markets, the emergence of dominant fundamental factors, political upheavals, changes in historical price relationships, an influx of new market participants, increased regulation and many other factors could result in material losses as well as in material changes to the risk exposures and the management strategies of the Partnership/Masters. There can be no assurance that the Partnership’s/Masters’ current market exposure and/or risk management strategies will not change materially or that any such strategies will be effective in either the short- or long- term. Investors must be prepared to lose all or substantially all of their investment in the Partnership.

The following were the primary trading risk exposures of the Partnership as of December 31, 2007, by market sector.

Interest Rates. Interest rate movements directly affect the price of the futures positions held by the Partnership/Masters and indirectly the value of their stock index and currency positions. Interest rate movements in one country as well as relative interest rate movements between countries materially impact the Partnership’s/Masters’ profitability. The Partnership’s/Masters’ primary interest rate exposure is to interest rate fluctuations in the United States and the other G-8 countries. However, at times the Partnership/Masters could take futures positions on the government debt of smaller nations.

Currencies. The Partnership’s/Masters’ currency exposure is to exchange rate fluctuations, primarily fluctuations which disrupt the historical pricing relationships between different currencies and currency pairs. These fluctuations are influenced by interest rate changes as well as political and general economic conditions. The General Partner does not anticipate that the risk profile of the Partnership’s/Masters’ currency sector will change significantly in the future. The currency trading Value at Risk figure includes foreign margin amounts converted into U.S. dollars with an incremental adjustment to reflect the exchange rate risk inherent to the dollar-based Partnership/Masters in expressing Value at Risk in a functional currency other than U.S. dollars.

Stock Indices. The Partnership’s/Masters’ primary equity exposure is to equity price risk in the G-8 countries. The stock index futures traded by the Partnership/Masters are limited to futures on broadly based indices. As of December 31, 2007, the Partnership’s/Masters’ primary exposures were in the Hong Kong Futures Exchange (HKFE) and Mercados Financieros (MEF) Stock Indices. The General Partner anticipates little, if any, trading in non-G-8 stock indices. The Partnership/Masters are primarily exposed to the risk of adverse price trends or static markets in the major U.S., European and Japanese indices. (Static markets would not cause major market changes but would make it difficult for the Partnership/Masters to avoid being “whipsawed” into numerous small losses.)

Metals. The advisors trade both precious and base metals for the Partnership/Masters. As of December 31, 2007, the Partnership’s/Masters’ primary metal market exposure was to fluctuations in the prices of gold, silver and platinum.

Softs. The Partnership’s/Masters’ primary commodities exposure is to agricultural price movements which are often directly affected by severe or unexpected weather conditions. Coffee, cotton and sugar accounted for the substantial bulk of the Partnership’s/Masters’ commodity exposure.

Energy. The Partnership’s/Masters’ primary energy market exposure is to natural gas and oil price movements, often resulting from political developments in the Middle East. Oil prices can be volatile and substantial profits and losses have been and are expected to continue to be experienced in this market.

Grains. The Partnership’s/Masters’ commodities exposure is to agricultural price movements which are often directly affected by severe or unexpected weather conditions.

(6) Qualitative Disclosures Regarding Non-Trading Risk Exposure. The following was the only non-trading risk exposure of the Partnership/Masters as of December 31, 2007.

Operational Risk. The Partnership/Masters are directly exposed to market risk and credit risk, which arise in the normal course of their business activities. Slightly less direct, but of critical importance, are risks pertaining to operational and back office support. This is particularly the case in a rapidly changing and increasingly global environment with increasing transaction volumes and an expansion in the number and complexity of products in the marketplace.

Such risks include:

Operational/Settlement Risk - the risk of financial and opportunity loss and legal liability attributable to operational problems, such as inaccurate pricing of transactions, untimely trade execution, clearance and/or settlement or the inability to process large volumes of transactions. The Partnership/Masters are subject to increased risks with respect to their trading activities in emerging market securities, where clearance, settlement and custodial risks are often greater than in more established markets.

Technological Risk - the risk of loss attributable to technological limitations or hardware failures that constrain the Partnership’s/Masters. ability to gather, process, and communicate information efficiently and securely, without interruption, to customers, within the Partnership/Masters and among limited partners, and in the markets where the Partnership/Masters participate.

Legal/Documentation Risk - the risk of loss attributable to deficiencies in the documentation of transactions (such as trade confirmations) and customer relationships (such as master netting agreements) or errors that result in noncompliance with applicable legal and regulatory requirements.

Financial Control Risk - the risk of loss attributable to limitations in financial systems and controls. Strong financial systems and controls ensure that assets are safeguarded, that transactions are executed in accordance with authorization, and that financial information utilized by the advisors and communicated to external parties, including limited partners and regulators, is free of material errors.

Foreign Currency Balances. The Partnership/Masters have non-trading market risk on their foreign cash balances not needed for margin. However, these balances (as well as any market risk they represent) are immaterial. The Partnership’s/Masters’ primary foreign currency balances are in Japanese yen and the Euro. The advisors regularly convert foreign currency balances to U.S. dollars in an attempt to control the Partnership’s/Masters’ non-trading risk.

(7) Qualitative Disclosures Regarding Means of Managing Risk Exposure. The General Partner monitors and controls the Partnership’s/Masters’ risk exposure on a daily basis through financial, credit and risk management monitoring systems and accordingly believes that it has effective procedures for evaluating and limiting the credit and market risks to which the Partnership/Masters are subject.

The General Partner monitors the Partnership’s/Masters’ performance and the concentration of their open positions, and consults with the advisors concerning the Partnership’s/Masters’ overall risk profile. If the General Partner felt it necessary to do so, the General Partner could require the advisors to close out individual positions as well as enter certain positions traded on behalf of the Partnership/Masters. However, any such intervention would be a highly unusual event. The General Partner primarily relies on the advisors’ own risk control policies while maintaining a general supervisory overview of the Partnership’s/Masters’ market risk exposures.

The advisors apply their own risk management policies to their trading. The advisors often follow diversification guidelines, margin limits and stop loss points to exit a position. The advisors’ research of risk management often suggests ongoing modifications to their trading programs.

As part of the General Partner’s risk management, the General Partner periodically meets with the advisors to discuss their risk management and to look for any material changes to the advisors’ portfolio balance and trading techniques. The advisors are required to notify the General Partner of any material changes to their programs.

Item 3. Properties.

The Partnership does not own or lease any properties. The General Partner operates out of facilities provided by its affiliate, CGM.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

(a) Security ownership of certain beneficial owners. As of December 31, 2007, there were no beneficial owners of more than five percent (5%) of the outstanding Redeemable Units.

(b) Security ownership of management. Under the terms of the Limited Partnership Agreement, the Partnership’s affairs are managed by the General Partner. The General Partner is not required to maintain an ownership interest in the Partnership unless necessary to ensure that the Partnership will continue to be treated as a partnership for federal income tax purposes. However, the General Partner currently holds and intends to maintain at least a 1% ownership interest in the Partnership. As set forth in the table below, as of December 31, 2007, the General Partner owned units of general partnership interest equivalent to 129.000 Redeemable Units. None of the directors and executive officers of the General Partner beneficially owns any Redeemable Units. However, the General Partner, CGM and their affiliates, principals and employees are free to purchase Redeemable Units for investment purposes. From time to time, 10% or more of the Partnership may be owned by such persons. When this occurs, the Partnership’s assets maintained at CGM will not be segregated as customer funds because the Partnership’s accounts will be deemed to be proprietary accounts of CGM under CFTC rules.

Title of Class	Name of beneficial owner	Amount and nature of beneficial ownership	Percent of class
Units of general partnership interest	Citigroup Managed Futures LLC	129.000 Unit Equivalents	100.0%

(c) Changes in control. None.

Item 5. Directors and Executive Officers.

The Partnership has no officers or directors and its affairs are managed by its General Partner. The officers and directors of the General Partner are Jerry Pascucci (President, Chief Investment Officer and Director), Jennifer Magro (Chief Financial Officer, Vice President and Director), Shelley Deavitt Ullman (Senior Vice President and Director), Raymond Nolte (Director), Steven Ciampi (Director), Daryl Dewbrey (Director) and Ihor G. Rakowsky (Secretary and Director). Each director holds office until his or her successor is elected, or until his or her earlier death, resignation or removal. Vacancies on the board of directors may be filled by appointment by the sole member of the General Partner, CGMHI, or by unanimous vote of the remaining directors, depending on the circumstances of the vacancy. The officers of the General Partner are designated by the General Partner’s board of directors. Each officer holds office until his or her death, resignation or removal.

The business background of each director and officer of the General Partner is as follows:

Mr. Pascucci, age 38, is a Managing Director of Citigroup Alternative Investments (“CAI”) and President, Chief Investment Officer and Director of the General Partner (since March 2007 and May 2005, respectively). He became a principal of the General Partner in June 2005.

He is also Chief Investment Officer of CAI’s Hedge Fund Management Group (since March 2007). Mr. Pascucci is also registered as an associated person of CGM (since February 2006). Mr. Pascucci has been responsible for trading advisor selection, due diligence and portfolio construction for managed futures funds and accounts since May 1999. Between May 1996 and May 1999, Mr. Pascucci served as a Senior Credit Risk Officer for CGM, focused primarily on market and counterparty risks associated with CGM’s commodity pool and hedge fund clients. Prior to joining CGM, Mr. Pascucci was employed (since October 1992) by ABN AMRO North America at its European American Bank subsidiary as a corporate banking officer.

Ms. Magro, age 36, is a Managing Director of CAI and Chief Financial Officer, Director and Vice President of the General Partner (since October 2006, May 2005 and August 2001, respectively). She became a principal of the General Partner in June 2005. She is also Chief Operating Officer of CAI’s Hedge Fund Management Group (since October 2006). Ms. Magro is responsible for the financial, administrative and operational functions for the General Partner and has similar responsibilities for CAI’s Hedge Fund Management Group. In addition, Ms. Magro has been responsible for the accounting and financial and regulatory reporting of Citigroup’s managed futures funds since March 1999. Prior to joining CGM in January 1996, Ms. Magro was employed by Prudential Securities Inc. from July 1994 to January 1996.

Ms. Ullman, age 49, is a Managing Director of CGM’s Futures Division and a Senior Vice President and Director of the General Partner (since May 1997 and April 1994, respectively). Ms. Ullman became a principal of the General Partner in June 1994 and registered as an associated person of the General Partner in January 2004. Ms. Ullman is registered as an associated person of CGM (since July 1993). She is also the branch manager of the CGM branch that supports the General Partner (since January 2002). Previously, Ms. Ullman was a Vice President of Lehman Brothers (October 1985 to July 1993), with responsibility for execution, administration, operations and performance analysis for managed futures funds and accounts. She was registered as an associated person of Lehman Brothers Inc. from February 1983 to July 1993 and was principal of Lehman Brothers Capital Management Corp. from April 1989 to July 1993.

Mr. Nolte, age 46, is the Chief Executive Officer and the Chairman of the Investment Committee of CAI’s Hedge Fund Management Group. He registered as an associated person and became a principal of the General Partner in March 2007. He was appointed a Director of the General Partner in March 2007. He is also registered as an associated person of CGM (since October 2005). He registered as an associated person and became a principal of Citigroup Alternative Investments LLC in March 2007. Prior to joining CAI in September 2005, Mr. Nolte worked at Deutsche Bank and its affiliate Deutsche Asset Management (from June 1999 to September 2005). He was registered as an associated person and was a principal of DB Capital Advisors Inc. (from July 2000 to May 2005) and DB Investment Managers Inc. (from May 2002 to June 2005). Prior to that, Mr. Nolte worked for Bankers Trust (from May 1983 until the firm was acquired by Deutsche Bank in June 1999). During his employment at Deutsche Asset Management, Mr. Nolte served as the Global Head and Chief Investment Officer of the DB Absolute Return Strategies (ARS) Fund of Funds business, the Chairman of the DB ARS Fund of Funds Investment Committee, the Vice Chairman of DB ARS and Head of the Single Manager Hedge Fund business. Mr. Nolte was the founder and head of the Investment Committee for the Topiary Fund, Deutsche Bank’s first fund of hedge funds. The DB ARS Fund of Hedge Funds platform grew to $7 billion in assets under management during Mr. Nolte’s tenure. That business was comprised of several multi-manager, multi-strategy funds as well as single strategy funds and separate accounts.

Mr. Ciampi, age 52, is the Head of Product Development and Strategic Initiatives for the Hedge Fund and Managed Futures business for Citigroup Alternative Investments in Europe. Mr. Ciampi is registered as an associated person of CGM (since April 1999). He was appointed a Director of the General Partner in October 2006. Mr. Ciampi joined Citigroup in March 1993 as part of the Institutional Futures division in its Chicago office. He relocated to London and was responsible for Citigroup’s futures business in Europe and Australia from July 1997 until February 2001. From February 2001 to November 2005, he was the European Head of Equity Finance and Prime Brokerage. Mr. Ciampi was registered as an associated person of Smith Barney Europe Ltd. (from December 1997 through July 1999), of Rodman & Renshaw Inc. (from October 1988 through March 1993) and of Bear Stearns & Co. Inc. (from February 1988 through August 1988). Mr. Ciampi was also an associated person and a principal at Commodity Consultants International Ltd. from January 1987 through February 1988 and from June 1987 through December 1988, respectively. Mr. Ciampi was also registered as an associated person at Morgan Stanley DW Inc. (from August 1984 through January 1987). Mr. Ciampi began his career with Drexel Burnham Lambert where he was an associated person (from February 1981 through April 1984). He was previously a Vice Chairman of the UK Futures Industry Association, an Executive Committee member of the Futures and Options Association, and a member of the Chicago Board of Trade.

Mr. Dewbrey, age 37, is a Director of CAI and was appointed Director of the General Partner in March 2007. He registered as an associated person of the General Partner in January 2004 and became a principal of the General Partner in March 2007. He is also registered as an associated person of CGM (since March 1998). Mr. Dewbrey has worked with the General Partner in varying capacities since April 2001, and, since May 2005, Mr. Dewbrey has been head of managed futures product development. He has been responsible for marketing and client services for CAI’s Hedge Fund Management Group since February 2007. From October 1997 to September 2000, Mr. Dewbrey was head of CGM’s managed futures trading desk. In September 2000, Mr. Dewbrey was selected for the Salomon Smith Barney Sales and Trading Training Program. Mr. Dewbrey began his career in the futures markets on the floor of the Chicago Board of Trade with Rosenthal Collins Group in May 1990. Mr. Dewbrey is a member of the Managed Funds Association and the Futures Industry Association.

Mr. Rakowsky, age 55, is a Director and Associate General Counsel in the law department of CAI, which he joined in September 1999 and where he provides legal counsel to various business units specializing in structuring, managing and administering alternative investment products. Mr. Rakowsky became a principal of the General Partner in June 2005. Mr. Rakowsky became Secretary and a Director of the General Partner in May 2005. Previously, Mr. Rakowsky was an associate attorney with Battle Fowler LLP (from February 1997 to August 1999) and in-house counsel with The Chase Manhattan Bank, N.A. (from June 1986 to October 1996) and The CIT Group (from June 1982 to June 1986).

There have been no material administrative, civil or criminal actions pending, on appeal or concluded against the General Partner or any of its individual principals within the past five years.

CGM would be considered a promoter for purposes of Item 401(g) of Regulation S-K. There have been no material administrative, civil or criminal actions pending, on appeal or concluded against CGM or any of its individual principals within the past five years, except as described below under ‘‘Item 8. Legal Proceedings.’’

As mentioned above, as of December 31, 2007, the General Partner allocated its assets to six commodity trading advisors. On March 31, 2008, the General Partner, on behalf of the Partnership, entered into management agreements, attached as Exhibits 10.7 and 10.8 hereto, with two additional commodity trading advisors. The identities of the Partnership’s advisors have not previously been, disclosed to investors and detailed information about the advisors is not expected to be provided to investors in the future.

Item 6. Executive Compensation.

The Partnership has no directors or officers. Its affairs are managed by the General Partner. As compensation for its services, the Partnership pays the General Partner administrative and incentive fees, as described under “Item 1. Business”. For the year ended December 31, 2007, the General Partner earned $593,908 in administrative fees. For the year ended December 31, 2007, the General Partner earned $166,156 in incentive fees.

CGM, an affiliate of the General Partner, is the commodity broker for the Partnership and receives brokerage fees for such services, as described under “Item 1. Business”. For the year ended December 31, 2007, CGM earned $4,421,772 in brokerage fees and clearing fees. The directors and officers of the General Partner are employees of Citibank and do not receive any compensation from the Partnership or the General Partner. The directors and officers of the General Partner may have an indirect interest in the affairs of the Partnership insofar as they are employed by Citibank, an affiliate of CGM, and CGM is the broker and selling agent of the Partnership.

As compensation for its services, the Partnership pays the advisors management and incentive fees as described under “Item 1. Business”. For the year ended December 31, 2007, the advisors earned $2,375,644 in management fees. For the year ended December 31, 2007, the advisors earned $1,946,168 in incentive fees.

Item 7. Certain Relationships and Related Transactions and Director Independence.

CGM and the General Partner would be considered promoters for purposes of Item 404(c) of Regulation S-K. The nature and amounts of compensation each promoter will receive, if any, from the Partnership are set forth under “Item 1. Business” and “Item 6. Executive Compensation.”

Item 8. Legal Proceedings.

There are no legal proceedings pending, on appeal or concluded to which the Partnership is a party or to which any of its assets is subject. There have been no material legal proceedings pending, on appeal or concluded against the General Partner or any of its principals, directors or executive officers within the past five years.

There have been no material administrative, civil or criminal actions within the past five years to which CGM (formerly known as Salomon Smith Barney), any of its principals or certain of its affiliates have been a party or to which any of their property has been subject and no such actions are currently pending, except as follows.

REGULATORY MATTERS

Both the Department of Labor and the Internal Revenue Service (“IRS”) have advised CGM that they were or are reviewing transactions in which Ameritech Pension Trust purchased from CGM and certain affiliates approximately $20.9 million in participations in a portfolio of motels owned by Motels of America, Inc. and Best Inns, Inc. With respect to the IRS review, CGM and certain affiliated entities have consented to extensions of time for the assessment of excise taxes that may be claimed to be due with respect to the transactions for the years 1987, 1988 and 1989.

IPO CIVIL LITIGATION

In April 2002, consolidated amended complaints were filed against CGM and other investment banks named in numerous alleged class actions filed in the United States District Court for the Southern District of New York, alleging violations of certain federal securities laws (including Section 11 of the Securities Act, and Section 10(b) of the Securities Exchange Act with respect to the allocation of shares for certain initial public offerings and related aftermarket transactions and damage to investors caused by allegedly biased research analyst reports. On February 19, 2003, the district court issued an opinion denying defendants’ motion to dismiss.

On October 13, 2004, the district court granted in part the motion to certify class actions for six focus cases in the securities litigation. CGM is not a defendant in any of the six focus cases. On June 30, 2005, the United States Court of Appeals for the Second Circuit entered an order in In Re: Initial Public Offering Securities Litigation agreeing to review the district court’s order granting plaintiffs’ motion for class certification. On December 5, 2006, the Second Circuit reversed the district court’s class certification order. The plaintiffs filed a petition for rehearing in January 2007. On April 6, 2007, the Second Circuit panel that reversed the district court’s class certification decision denied plaintiff’s petition for rehearing. On May 18, 2007, the Second Circuit denied plaintiff’s petition for rehearing.

On August 14, 2007, plaintiffs filed amended complaints in the six focus cases as well as amended master allegations for all cases in the coordinated proceedings. On September 27, 2007, plaintiffs filed a motion to certify new classes in the six focus cases. Defendants moved to dismiss the amended pleadings in November 2007 and filed an opposition to the new motion for class certification in December 2007.

Also filed in the Southern District of New York against CGM and other investment banks were several alleged class actions that were consolidated into a single class action alleging violations of certain federal and state antitrust laws in connection with the allocation of shares in initial public offerings when acting as underwriters. On November 3, 2003, the district court granted CGM’s motion to dismiss the consolidated amended complaint in the antitrust case. On September 28, 2005, the United States Court of Appeals for the Second Circuit in In Re: Initial Public Offering Antitrust Litigation vacated the district court’s order dismissing these actions and remanded for further proceedings. On December 7, 2006, the United States Supreme Court

granted certiorari review of the Second Circuit’s opinion. On June 18, 2007, the United States Supreme Court ruled that the securities laws preclude application of the antitrust laws to the claims asserted by plaintiffs, effectively terminating the litigation.

RESEARCH SETTLEMENT

On April 28, 2003, CGM announced final agreements with the SEC, Financial Industry Regulatory Authority (‘‘FINRA,’’ successor to NASD Inc.) and the New York Attorney General (as lead state among the 50 states, the District of Columbia and Puerto Rico) to resolve on a civil basis all of their outstanding investigations into its research and IPO allocation and distribution practices (the “Research Settlement”). As part of the Research Settlement, CGM has consented to the entry of (1) an injunction under the federal securities laws to be entered in the United States District Court for the Southern District of New York, barring CGM from violating provisions of the federal securities laws and related FINRA rules relating to research, certain IPO allocation practices, the safeguarding of material nonpublic information, and the maintenance of required books and records and requiring CGM to adopt and enforce new restrictions on the operation of research; (2) an FINRA Acceptance Waiver and Consent requiring CGM to cease and desist from violations of corresponding FINRA rules and requiring CGM to adopt and enforce the same new restrictions; (3) an NYSE Stipulation and Consent requiring CGM to cease and desist from violations of corresponding FINRA rules and requiring CGM to adopt and enforce the same new restrictions; and (4) an Assurance of Discontinuance with the New York Attorney General containing substantially the same or similar restrictions. The Research Settlement requires CGM to pay $300 million for retrospective relief, plus $25 million for investor education, and commit to spend $75 million to provide independent third-party research to its clients at no charge. CGM reached these final settlement agreements without admitting or denying any wrongdoing or liability. The Research Settlement does not establish wrongdoing or liability for purposes of any other proceeding. The $300 million was accrued during the fourth quarter of 2002.

To effectuate the Research Settlement, the SEC filed a Complaint and Final Judgment in the United States District Court for the Southern District of New York. On October 31, 2003, final judgment was entered against CGM and nine other investment banks. The FINRA has accepted the Letter of Acceptance, Waiver and Consent entered into with CGM in connection with the Research Settlement. In May 2003, the NYSE advised CGM that the Hearing Panel’s Decision, in which it accepted the Research Settlement, had become final. As required by the Research Settlement, CGM also has entered into separate settlement agreements with numerous states and certain U.S. territories.

ENRON REGULATORY SETTLEMENT

On July 28, 2003, Citigroup (CGM’s ultimate parent) entered into a final settlement agreement with the SEC to resolve the SEC’s outstanding investigations into Citigroup transactions with Enron Corp. (“Enron”) and Dynegy Inc. (“Dynegy”). Pursuant to the settlement, Citigroup has, among other terms, (1) consented to the entry of an administrative cease and desist order, which bars Citigroup from committing or causing violations of provisions of the federal securities laws, and (2) agreed to pay $120 million ($101.25 million allocable to Enron and $18.75 million allocable to Dynegy). Citigroup entered into this settlement without admitting or denying any wrongdoing or liability, and the settlement does not establish wrongdoing or liability for purposes of any other proceeding. On July 28, 2003, Citibank, N.A. (“Citibank”) entered into an agreement with the Office of the Comptroller of the Currency (“OCC”) and Citigroup entered into an agreement with the Federal Reserve Bank of New York

(“FED”) to resolve their inquiries into certain of Citigroup’s transactions with Enron. Pursuant to the agreements, Citibank and Citigroup have agreed to submit plans to the OCC and FED, respectively, regarding the handling of complex structured finance transactions. Also on July 28, 2003, Citigroup entered into a settlement agreement with the Manhattan District Attorney’s Office to resolve its investigation into certain of Citigroup’ s transactions with Enron. Pursuant to that settlement, Citigroup has agreed to pay $25.5 million and to abide by its agreements with the SEC, OCC and FED.

ENRON-RELATED CIVIL ACTIONS

CGM, Citigroup and various other Citigroup-related entities have been named as defendants in over 20 civil lawsuits pending in state and federal courts throughout the United States, alleging claims against Citigroup and CGM based on their dealings with Enron. The majority of these cases have been brought by purchasers and sellers of Enron equity and debt securities and Enron-linked securities. Many of the plaintiffs in these actions are large, institutional investors that had substantial Enron and Enron-linked holdings. The lawsuits collectively allege as against Citigroup and/or its affiliates and subsidiaries, among other things, federal securities fraud, state law claims of negligent misrepresentation, fraud, breach of fiduciary duty, aiding and abetting a breach of fiduciary duty and related claims. In most of these lawsuits, Citigroup is named as a co-defendant along with other investment banks alleged to have had dealings with Enron. The majority of cases pending in the federal courts have been, or are in the process of being, consolidated before a single judge in the United States District Court for the Southern District of Texas. In addition, in five adversary proceedings in the Enron Chapter 11 bankruptcy, Enron and, in one case, its co-debtor affiliates and subsidiaries, and the Official Committee of Unsecured Creditors of Enron Corp., et al., have named Citigroup and/or its affiliates or subsidiaries as defendants.

In September 2003, CGM (and Citigroup and various Citigroup-affiliates) were named as defendants in an adversary proceeding, Enron v. Citigroup, et al. (In re Enron Corp., et al.), filed by Enron in its chapter 11 bankruptcy proceedings against entities that purchased Enron bankruptcy claims from Citigroup, seeking to disallow or to subordinate those claims. The case is scheduled for trial beginning April 28, 2008. Additionally, in November 2003, Enron filed an additional adversary action against CGM (and Citibank, N.A.) seeking to recover fees paid to CGM in connection with the proposed Enron-Dynegy merger. Discovery is proceeding in that action.

On June 13, 2005, Citigroup announced a settlement of the Enron class action litigation (Newby, et al. v. Enron Corp., et al.) currently pending in the United States District Court for the Southern District of Texas, Houston Division. This settlement resolves all claims against Citigroup brought on behalf of the class of purchasers of publicly traded equity and debt securities issued by Enron and Enron-related entities between September 9, 1997 and December 2, 2001. The settlement, which involves a pre-tax payment of $2.01 billion to the settlement class, is fully covered by Citigroup’s existing litigation reserves. The Board of Regents of the University of California (the lead plaintiff) approved the settlement on July 20, 2005. On May 24, 2006, the district court in Texas gave final approval to Citigroup’s settlement of the securities class action. The amount to be paid in settlement of this action is covered by existing Citigroup litigation reserves.

In light of this settlement, plaintiffs in four individual securities actions, which are part of the Newby class, have agreed to dismiss their lawsuits against Citigroup: California Public Employees’ Retirement System v. Banc of America Securities LLC, et al.; Conseco Annuity Assurance Co. v. Citigroup, Inc.; Headwaters Capital LLC v. Lay, et al.; and Variable Annuity Life Ins. Co. v. Credit Suisse First Boston Corp., et al. Plaintiffs in two other cases, not part of the Newby class, have also voluntarily dismissed their claims against Citigroup: Steiner v. Enron Corp., et al. and Town of New Hartford v. Lay, et al.

On February 18, 2005, Judge Harmon granted the motion to dismiss of various financial institution defendants (including CGM) in Washington State Investment Board v. Lay, et al. The action had been brought on behalf of purchasers of Enron’s publicly traded debt and equity securities between September 9, 1997 and October 18, 1998.

A Citigroup affiliate, along with other defendants, settled all claims against it in In Re: Newpower Holdings Securities Litigation, a class action brought on behalf of certain investors in Newpower securities. Citigroup reached this settlement agreement without admitting any wrongdoing. On September 13, 2004, the United States District Court for the Southern District of New York preliminarily approved the settlement.

In April 2005, Citigroup, along with other financial institution defendants, reached an agreement-in-principle to settle four state-court actions brought by various investment funds, which were not previously consolidated or coordinated with other actions. The four cases are OCM Opportunities Fund III, L.P., et al. v. Citigroup Inc., et al.; Pacific Investment Management Co. LLC, et al. v. Citigroup Inc., et al.; AUSA Life Insurance v. Citigroup Inc., et al. and Principal Global Investors v. Citigroup Inc., et al. The amounts to be paid in settlement of these actions are covered by existing Citigroup litigation reserves.

On June 3, 2005, CGM (along with Citigroup) and various financial institution defendants reached an agreement in principle to settle a state court action (subsequently consolidated with Newby), Retirement Systems of Alabama v. Merrill Lynch, et al., brought by an Alabama public corporation comprising various state employee pension funds that had purchased Enron securities from (among others) CGM. The district court approved the settlement on July 5, 2005. The amount paid in settlement of this action was covered by existing Citigroup litigation reserves.

On December 7, 2005, Judge Harmon dismissed City of Montgomery, Alabama Employees’ Retirement System v. Lay, et al. in light of a settlement between plaintiff and CGM (along with Citigroup and certain Credit Suisse First Boston-entities). The action was originally filed in Alabama state court and subsequently coordinated with Newby. The case arose out of plaintiff’s purchase of certain Enron-linked securities allegedly in reliance on CGM and other analyst reports concerning Enron. The amount paid in settlement of this action was covered by existing Citigroup litigation reserves.

On November 4, 2005, Sierra Pacific Resources and Nevada Power v. Citigroup, et al., a federal court case (subsequently coordinated with Newby) naming as defendants CGM (along with Citigroup and Citibank, N.A., and various financial institution defendants) was voluntarily dismissed with prejudice by the plaintiffs. The case had been brought by purchasers of electricity from Enron.

On December 14, 2005, Aksamit, et al. v. UBS PaineWebber, et al., a state court action (subsequently coordinated with Newby) naming CGM and various other financial institutions as defendants, was voluntarily dismissed with prejudice by the plaintiff. The case had been brought on behalf of CGM clients who had purchased Enron securities at various times up until the filing of Enron’s bankruptcy, in reliance on CGM and other analyst reports concerning Enron.

On September 29, 2006, CGM (along with Citigroup and a third-party defendant) filed a partial motion to dismiss in Vanguard Balanced Index Fund, et al. v. Citigroup, et al. The action was filed in Pennsylvania state court in 2003 by certain investment funds, and asserts claims under state securities and common law, arising out of plaintiffs’ purchase of certain Enron-related securities. Vanguard filed opposition papers on November 14, 2006, and the defendants filed their reply on December 1, 2006. The case had been coordinated with Newby until Judge Harmon’s decision on class certification.

On January 2, 2007, Judge Harmon entered final judgment terminating Ravenswood I, L.L.C., et al. v. Citigroup, Inc., et al. in light of a settlement between plaintiffs and Citigroup (including CGM). The action, asserting state statutory and common law claims, had been filed in federal court in Texas on behalf of successors in interest to certain Enron securities owned by Prudential, and subsequently coordinated with Newby. The amount paid in settlement of this action was covered by existing Citigroup litigation reserves.

On January 18, 2007, Judge Harmon dismissed American National Insurance Co., et al. v. Citigroup Inc., et al. in light of a settlement including CGM. The action, asserting state securities and common law claims, had been filed in Texas state court and subsequently coordinated with Newby. The amount paid in settlement of this action was covered by existing Citigroup litigation reserves.

On January 23, 2007, Judge Harmon granted plaintiffs’ motion for leave to amend the complaint in Silvercreek Management Inc. v. Salomon Smith Barney, Inc., a federal securities law and fraud action against CGM (and other defendants) on behalf of several funds that allegedly sustained losses arising out of their investments in Enron securities. The case had been coordinated with Newby until Judge Harmon’s decision on class certification, and is currently stayed (along with other actions that implicate the scope of liability of secondary actors under Section 10(b)of the Securities Exchange Act) in light of the Fifth Circuit’s reversal of Judge Harmon’s class certification decision.

On January 25, 2007, Judge Harmon entered final judgment terminating Public Employees Retirement Systems of Ohio v. Fastow, et al. in light of a settlement between plaintiffs and certain financial institution defendants (including CGM). The action, asserting state securities and common law fraud claims, had been filed in Ohio state court on behalf of four Ohio pension funds that purchased Enron securities, and was subsequently coordinated with Newby. The amount paid in settlement of this action was covered by existing Citigroup litigation reserves.

On August 15, 2007, CGM (along with other Citigroup entities and various other financial institutions) filed motions to dismiss Connecticut Resources Recovery Authority v. Lay, et al., an action sounding in fraud and breach of fiduciary duty, and arising out of an Enron transaction with a Connecticut state agency. The case had been coordinated with Newby until Judge Harmon’s decision on class certification. Plaintiff filed its opposition on November 9, 2007; Citigroup partially joined a reply submitted by other financial institutions on January 30, 2008. This action was settled on February 14, 2008.

On December 27, 2007, plaintiff moved for leave to amend its complaint in Public Utility District No. 1 of Snohomish County, Washington v. Citigroup, et al. The case, originally filed in Washington federal court in 2004, arises out of alleged losses caused by Enron’s electricity overcharges to a public utility. It alleges three causes of action against CGM (along with various Citigroup entities and other financial institutions). The action had been coordinated with Newby until Judge Harmon’s decision on class certification. CGM and other defendants filed an opposition on January 28, 2008.

On January 28, 2008, the Fifth Circuit heard oral argument on plaintiffs’ appeal against Judge Harmon’s dismissal of various third-party petitions filed by certain Enron outside directors and Arthur Andersen against CGM (and various other financial institution defendants). The petitions, collectively referred to as the Fleming Cases, assert fraud and negligence claims; they were filed in Texas state court and subsequently coordinated with Newby.

CGM (along with Citigroup, Citibank N.A., and various J.P. Morgan Chase-entities) has been named in multiple actions brought by certain bank participants in, as well as “vulture funds” who purchased certain banks’ interests in, two revolving Enron credit facilities and a syndicated letter of credit facility. The cases, Avenue Capital Management II, L.P., et al. v. J.P. Morgan Chase & Co., et al., and DK Acquisition, et al. v. J.P. Morgan Chase, et al., had been coordinated with Newby until Judge Harmon’s decision on class certification. The actions were conditionally transferred to the Southern District of New York on December 10, 2007, and were assigned to Judge Rakoff on February 4, 2008. Defendants filed partial summary judgment motions in both cases on December 6, 2007. A third action, Bayerische Landesbank, et al. v. J.P. Morgan Chase Bank, et al., brought by certain bank participants in the Enron facilities and subsequently coordinated with Newby, was settled on July 31, 2007, and the district court approved the settlement on August 22, 2007. The amount paid in settlement was covered by existing Citigroup litigation reserves.

On March 26, 2008, Citigroup issued a press release announcing that it has reached settlement agreements resolving the two largest remaining claims against Citigroup arising out of the collapse of Enron in 2001. Both settlements are fully covered by Citigroup’s existing litigation reserves.

Under the terms of one of the settlement agreements, Citigroup will pay $1.66 billion to Enron and withdraw certain claims in the Enron bankruptcy proceeding. Enron will release all of its claims against Citigroup and certain other parties. Enron will also allow specified Citigroup-related claims in the bankruptcy proceeding, including all of the bankruptcy claims of parties holding approximately $2.4 billion of Enron credit-linked notes (“CLNs”). Citigroup reached a separate settlement agreement resolving all disputes with the holders of the CLNs, including a suit against Citigroup pending in the Federal District Court in Houston.

The settlements provide that Citigroup denies any wrongdoing and has agreed to the settlements solely to eliminate the uncertainties, burden and expense of further protracted litigation. The Enron settlement agreements must be approved by the bankruptcy court.

DYNEGY INC.

On June 6, 2003, the complaint in a pre-existing alleged class action pending in the United States District Court for the Southern District of Texas (In Re: Dynegy Inc. Securities Litigation) brought by purchasers of publicly traded debt and equity securities of Dynegy Inc. was amended to add Citigroup, Citibank and CGM as defendants. The plaintiffs allege violations of Sections 10(b) and 20(a) of the Securities Exchange Act, against the Citigroup defendants. The Citigroup defendants filed a motion to dismiss in March 2004, which motion was granted by the district court in October 2004. The district court denied lead plaintiff’s request for leave to appeal.

The district court had also previously denied lead plaintiff’s motion for leave to amend. No appeal was yet timely while the remainder of the case remained pending. On April 15, 2005, as part of a global settlement involving all defendants, Citigroup entered into a memorandum of understanding to settle this case. The amount to be paid in settlement is covered by existing litigation reserves.

WORLDCOM-RELATED LITIGATION

Citigroup, CGM and certain executive officers and current and former employees have been named as defendants — along with twenty-two other investment banks, certain current and former WorldCom officers and directors, and WorldCom’s former auditors — in a consolidated class action brought on behalf of individuals and entities who purchased or acquired publicly traded securities of WorldCom between April 29, 1999 and June 25, 2002 in In Re: Worldcom, Inc. Securities Litigation. The class action complaint asserts claims against CGM under (i) Sections 11 and 12(a)(2) of the Securities Act, in connection with certain bond offerings in which it served as underwriter, and (ii) Sections 10(b) and 20(a) of the Securities Exchange Act, and Rule 10b-5 promulgated under Section 10(b), alleging that it participated in the preparation and/or issuance of misleading WorldCom registration statements and disseminated misleading research reports concerning WorldCom stock. In 2003, the district court denied CGM’s motion to dismiss the consolidated class action complaint and granted the plaintiffs’ motion for class certification.

Pursuant to an order entered May 28, 2003, the district court consolidated more than 110 individual actions with the class action for pretrial proceedings. The claims asserted in these individual actions are substantially similar to the claims alleged in the class action and assert state and federal securities law claims based on CGM’s research reports concerning WorldCom and/or CGM’s role as an underwriter in WorldCom offerings. Plaintiffs in certain of these actions filed motions to remove their cases to state court. The district court denied these motions and its rulings were upheld on appeal.

Numerous other actions asserting claims against CGM in connection with its research reports about WorldCom and/or its role as an investment banker for WorldCom are pending in other federal and state courts around the country. These actions have been remanded to various state courts, are pending in other federal courts, or have been conditionally transferred to the United States District Court for the Southern District of New York to be consolidated with the class action. As of December 31, 2007, one WorldCom individual action remains pending, in Texas state court. The balance of the individual actions have been settled or dismissed by court order. The settlements of those actions, some of which are discussed below, are covered by existing litigation reserves. Plaintiffs have appealed the dismissal of one of those actions, which appeal has been fully briefed in the United States Court of Appeals for the Second Circuit.

In addition to the court suits, actions asserting claims against Citigroup and certain of its affiliates relating to its WorldCom research reports are pending in numerous arbitrations around the country. These actions assert claims that are substantially similar to the claims asserted in the class action.

On May 10, 2004, Citigroup announced that it had agreed to pay $2.575 billion to settle the WorldCom class action suits. Citigroup reached this settlement agreement without admitting any wrongdoing or liability, and the agreement reflects that Citigroup denies that it or its subsidiaries committed any act or omission giving rise to any liability and/or violation of the law. The United States District Court for the Southern District of New York granted approval of the proposed settlement on November 10, 2004. The settlement became final in March 2006 and settlement funds have been released to the plaintiffs.

On September 17, 2004, Weinstein, et al. v. Ebbers, et al., an alleged class action against CGM and others brought on behalf of holders of WorldCom securities asserting claims based on, among other things, CGM’s research reports concerning WorldCom, was dismissed with prejudice in its entirety by the United States District Court for the Southern District of New York. The plaintiffs noticed an appeal of the dismissal to the United States Court of Appeals for the Second Circuit on October 15, 2004. The parties have reached an agreement in principle on the terms of a settlement of this action and the appeal has been dismissed.

On September 30, 2004, Citigroup and CGM, along with a number of other defendants, settled Retirement Systems of Alabama, et al. v. J.P. Morgan Chase & Co., et al., a WorldCom individual action that had been remanded to the Circuit Court of Montgomery County, Alabama. The settlement became final on September 30, 2004. On June 22, 2005, Citigroup and CGM, along with other financial institution defendants, entered into a settlement agreement in Public Employees’ Retirement System of Ohio v. Ebbers, et al. Citigroup’s share of the settlement was $40 million. On August 5, 2005, Citigroup and CGM, along with other financial institution defendants, entered into a settlement agreement in one of these actions, New York City Employees’ Retirement System v. Ebbers, et al., Citigroup’s share of the settlement was $35.557 million. The amounts paid in settlement of these actions were covered by existing Citigroup litigation reserves.

On October 27, 2005, Citigroup and CGM, along with all other defendants, including financial institution defendants, entered into a settlement agreement resolving all claims against the Citigroup-related defendants in 32 individual actions filed on behalf of 70 institutional plaintiffs that have opted out of the WorldCom class action settlement, all of which were brought by Lerach, Coughlin, Stoia, Geller, Rudman & Robbins LLP. Plaintiffs in these actions asserted claims under federal and state law in connection with the Citigroup-related defendants’ research coverage and underwriting of WorldCom securities. Citigroup’s share of the settlement was $249.9 million. The amount paid in settlement of these actions was covered by existing Citigroup litigation reserves.

A FINRA arbitration hearing was held in Sturm, et al. v. Citigroup, et al., from September 12, 2005 through October 3, 2005. Claimants alleged research analyst conflicts of interest related to SSB research coverage of WorldCom, and brought common law claims, including fraud claims, against Citigroup and CGM. Claimants sought $901 million in compensatory damages, in addition to punitive damages. On November 28, 2005, the arbitration panel denied all of claimants’ claims in their entirety, with prejudice. On February 21, 2006, claimants filed a motion to vacate the arbitration result. On April 14, 2006, the same claimants filed another FINRA arbitration proceeding arising out of their investments in Level 3 Communications, Inc. On September 20, 2006, the Citigroup-related respondents executed an agreement with the Sturms to settle all outstanding matters.

On June 28, 2004, the United States District Court for the Southern District of New York dismissed all claims under the Securities Act, and certain claims under the Securities Exchange Act in In Re: Targets Securities Litigation, an alleged class action against Citigroup and CGM and certain former employees, leaving only claims under the Securities Exchange Act for purchases of Targeted Growth Enhanced Terms Securities With Respect to the Common Stock of MCI WorldCom, Inc. (“TARGETS”) after July 30, 1999. On October 20, 2004, the parties signed a Memorandum of Understanding setting forth the terms of a settlement of all remaining claims in this action. The settlement was preliminarily approved by the district court on January 11, 2005, and finally approved on April 22, 2005. The amount paid in settlement of this action was covered by existing Citigroup litigation reserves.

GLOBAL CROSSING

On or about January 28, 2003, the lead plaintiff in a consolidated alleged class action in the United States District Court for the Southern District of New York (In Re: Global Crossing, Ltd. Securities Litigation) filed a consolidated complaint on behalf of purchasers of the securities of Global Crossing and Asia Global Crossing, which names as defendants, among others, Citigroup, CGM, CGMHI and certain executive officers and current and former employees. The alleged class action complaint asserts claims under the federal securities laws alleging that the defendants issued research reports without a reasonable basis in fact and failed to disclose conflicts of interest with Global Crossing in connection with published investment research. On March 22, 2004, the lead plaintiff amended its consolidated complaint to add claims on behalf of purchasers of the securities of Asia Global Crossing. The added claims assert causes of action under the federal securities laws and common law in connection with CGM’s research reports about Global Crossing and Asia Global Crossing and for CGM’s roles as an investment banker for Global Crossing and as an underwriter in the Global Crossing and Asia Global Crossing offerings. The Citigroup-related defendants moved to dismiss all of the claims against them on July 2, 2004. Judge Lynch largely denied the motion to dismiss the Section 11 claims against the underwriters. In March 2005, the plaintiffs and the Citigroup-related defendants reached a settlement of all claims against the Citigroup-related defendants, including both research and underwriting claims, and including claims concerning losses in both Global Crossing and Asia Global Crossing, for a total of $75 million. The district court granted preliminary approval of the settlement on March 8, 2005, and on July 6, 2005, granted final approval and rejected all objections to the settlement.

In addition, on or about January 27, 2004, the Global Crossing Estate Representative filed in the United States Bankruptcy Court for the Southern District of New York (i) an adversary proceeding asserting claims against, among others, Citigroup, CGM and certain executive officers and current and former employees, asserting claims under federal bankruptcy law and common law in connection with CGM’s research reports about Global Crossing and for its role as an underwriter in Global Crossing offerings, and (ii) an adversary proceeding against Citigroup and several other financial institutions seeking to rescind the payment of a $1 billion loan made to a subsidiary of Global Crossing. The Citigroup-related defendants moved to dismiss the former action on June 26, 2004, and settled it on September 12, 2005. The amount paid in settlement of this action was covered by existing Citigroup litigation reserves. The Citigroup-related defendants moved to dismiss the latter action on May 28, 2004, which motion is still pending.

In addition, actions asserting claims against Citigroup and certain of its affiliates relating to its Global Crossing research reports are pending in numerous arbitrations around the country. These arbitration proceedings assert claims that are substantially similar to the claims asserted in the alleged class action.

ADELPHIA COMMUNICATIONS CORPORATION

On July 6, 2003, an adversary proceeding was filed by the Official Committee of Unsecured Creditors on behalf of Adelphia Communications Corporation (“Adelphia”) against certain lenders and investment banks, including CGM, Citibank, N.A., Citicorp USA, Inc., and Citigroup Financial Products, Inc. (together, the “Citigroup Parties”). The complaint alleges that the Citigroup Parties and numerous other defendants committed acts in violation of the Bank Holding Company Act and the common law. The complaint seeks equitable relief and an unspecified amount of compensatory and punitive damages. In November 2003, a similar adversary proceeding was filed by the Equity Holders Committee of Adelphia. In June 2004, motions to dismiss were filed with respect to the complaints of the Official Committee of Unsecured Creditors and the Equity Holders Committee. The action is still pending.

Without admitting any liability, CGM and numerous other financial institution defendants have agreed to settle In Re: Adelphia Communications Corporation Securities and Derivative Litigation for a total of $250 million, subject to final court approval. The United States District Court for the Southern District of New York approved the settlement in November 2006. CGM’s share of the settlement is covered by existing reserves.

In addition, CGM is among the underwriters named in numerous civil actions brought to date by investors in Adelphia debt securities in connection with Adelphia securities offerings between September 1997 and October 2001. Three of the complaints also asserted claims against Citigroup and Citibank, N.A. All of the complaints alleged violations of federal securities laws, and certain of the complaints also alleged violations of state securities laws and the common law. The complaints sought unspecified damages. In December 2003, a second amended complaint was filed and consolidated before the same judge of the United States District Court for the Southern District of New York. Following settlements of the class action (which is pending appeal) and other individual actions, two cases remain outstanding. The Second Circuit is considering whether the plaintiff in one has proper standing to sue. In September 2007, motions to dismiss in the other case were granted in part and denied in part.

MUTUAL FUNDS

Citigroup and certain of its affiliates have been named in several class actions and derivative litigations pending in various federal district courts arising out of alleged violations of the federal securities laws, the Investment Company Act of 1940 and the common law (including breach of fiduciary duty and unjust enrichment). The claims concern practices in connection with the sale of mutual funds, including allegations involving market timing, revenue sharing, incentive payments for the sale of proprietary funds, undisclosed breakpoint discounts for the sale of certain classes of funds, inappropriate share class recommendations and inappropriate fund investments. The litigations involving market timing have been consolidated under the MDL rules in the United States District Court for the District of Maryland (the “MDL action”), and the litigations involving revenue sharing, incentive payment and other issues have been consolidated in the United States District Court for the Southern District of New York. The plaintiffs in these litigations generally seek unspecified compensatory damages, rescissionary damages, injunctive relief, costs and fees. In the principal market timing cases that name Citigroup, a lead plaintiff has been appointed but that plaintiff has not yet filed an amended complaint. In the cases concerning revenue sharing, incentive payment and other issues, the lead plaintiff filed a consolidated and amended complaint on December 15, 2004. Citigroup moved to dismiss the claims and the motion was granted. An appeal is currently pending. Several derivative actions and class actions were also dismissed against Citigroup defendants in the MDL action (and we expect that additional actions will be dismissed on similar grounds).

Several issues in the mutual fund industry have come under the scrutiny of federal and state regulators. Citigroup has received subpoenas and other requests for information from various government regulators regarding market timing, financing, fees, sales practices and other mutual fund issues in connection with various investigations. Citigroup is cooperating with all such reviews. Additionally, CGM has entered into a settlement agreement with the SEC with respect to revenue sharing and sales of classes of funds.

On May 31, 2005, Citigroup announced that Smith Barney Fund Management LLC and CGM completed a settlement with the SEC resolving an investigation by the SEC into matters relating to arrangements between certain Smith Barney mutual funds, an affiliated transfer agent and an unaffiliated sub-transfer agent. Under the terms of the settlement, Citigroup agreed to pay fines totaling $208.1 million. The settlement, in which Citigroup neither admitted nor denied any wrongdoing or liability, includes allegations of willful misconduct by Smith Barney Fund Management LLC and CGM in failing to disclose aspects of the transfer agent arrangements to certain mutual fund investors.

In May 2007, CGM finalized its settlement agreement with the NYSE and the New Jersey Bureau of Securities on the matter related to its market-timing practices prior to September 2003.

SUBPRIME-MORTGAGE-RELATED LITIGATION

Citigroup, along with numerous other financial institutions, has also been named as a defendant in several lawsuits by shareholders of entities that originated subprime mortgages, and for which CGM underwrote securities offerings. These actions assert that CGM violated Sections 11, 12, and 15 of the Securities Act, arising out of allegedly false and misleading statements contained in the registration statements and prospectuses issued in connection with those offerings. Specifically, CGM has been named as a defendant in (i) two alleged class action lawsuits brought by shareholders of American Home Mortgage Investment Corp., pending in the United States District Court for the Eastern District of New York; and (ii) three alleged class action lawsuits brought by shareholders of Countrywide Financial Corp. and its affiliates, pending in the United States District Court for the Central District of California. Citigroup has not yet responded to the complaints in these actions. A motion to remand to California state court has been filed in one of the Countrywide-related actions.

RESEARCH ANALYST LITIGATION

Since May 2002, CGM and certain executive officers and current and former employees have been named as defendants in numerous alleged class action complaints, individual actions, and arbitration demands by purchasers of various securities alleging that they violated federal securities law, including Sections 10 and 20 of the Securities Exchange Act, and certain state laws for allegedly issuing research reports without a reasonable basis in fact and for allegedly failing to disclose conflicts of interest with companies in connection with published investment research, including Winstar Communications, Inc. (“Winstar”), Rhythms NetConnections, Inc. (“NetConnections”), AT&T Corp. (“AT&T”), Level 3 Communications, Inc. (“Level 3”), Metromedia Fiber Network, Inc. (“Metromedia”), XO Communications, Inc. (“XO”), Williams Communications Group Inc. (“Williams”), and Focal Communications, Inc. (“Focal”). The alleged class actions relating to research of these companies are pending before a single judge in the United States District Court for the Southern District of New York for coordinated proceedings. The district court has consolidated these actions into separate proceedings corresponding to the companies named above.

On January 30, 2004, plaintiffs in the NetConnections action voluntarily dismissed their complaint with prejudice. On December 2, 2004, the district court granted in part and denied in part the Citigroup-related defendants’ motions to dismiss the claims against it in the AT&T, Level 3, XO and Williams actions. Specifically, the district court dismissed claims arising out of research published before April 18, 2001, all claims related to Level 3 and XO bondholders, and all claims in the Williams action on behalf of Guided Portfolio Management accountholders. The district court denied in part Citigroup’s motion to dismiss the AT&T litigation, although it dismissed claims related to AT&T Wireless, AT&T’s wireless affiliate, in their entirety. On January 5, 2005, the district court dismissed the Winstar action in its entirety with prejudice. Plaintiffs have moved for reconsideration, which motion has been denied. The dismissal with prejudice of the Winstar class action is now final. On January 6, 2005, the district court granted in part and denied in part the Citigroup-related defendants’ motion to dismiss the claims against it in the Metromedia action.

On June 20, 2006, the United States District Court for the Southern District of New York certified the plaintiff class in In Re: Salomon Analyst Metromedia Action. On October 6, 2006, the United States Court of Appeals for the Second Circuit accepted an appeal of the class certification order, which appeal was argued on January 30, 2008, and remains pending. Fact discovery has concluded, and expert discovery has been stayed, by agreement of the parties, pending resolution of the appeal.

On August 17, 2006, the district court approved Citigroup’s settlement of the AT&T action, In Re Salomon Analyst AT&T Litigation. On September 29, 2006, the district court approved Citigroup’s settlements of the Level 3, XO and Williams actions, In Re Salomon Analyst Level 3 Litigation, In Re Salomon Analyst XO Litigation, and In Re Salomon Analyst Williams Litigation, respectively. On March 23, 2007, the district court approved Citigroup’s settlement of the Focal class action. All of the settlements are final and no longer subject to appeal. The amounts paid in settlement of these actions were covered by existing Citigroup litigation reserves.

Beginning in 2003, several individual actions have been filed against Citigroup and CGM relating to, among other things, research on Qwest Communications International, Inc. alleging violations of state and federal securities laws. In October 2006, Citigroup settled the two remaining Qwest-related actions: California State Teachers’ Retirement System v. Qwest Communications International Inc., et al., and State Universities Retirement System of Illinois v. Qwest Communications International Inc., et al.

Two alleged class actions against CGM asserting common law claims in connection with published investment research on behalf of CGM customers have been dismissed by United States district courts, one of which was affirmed by the United States Court of Appeals for the

Ninth Circuit, and one of which was affirmed by the United States Courts of Appeals for the Third Circuit. Plaintiffs in the Ninth Circuit case sought review by the United States Supreme Court; which was subsequently denied.

On September 22, 2005, Citigroup reached an agreement-in-principle to settle all claims against the Citigroup-related defendants in Norman v. Salomon Smith Barney, et al., a class action asserting violations of the Investment Advisers Act of 1940 and various common law claims in connection with certain investors who maintained guided portfolio management accounts at Smith Barney. On May 18, 2006, the court gave final approval to the settlement. The settlement is final and no longer subject to appeal. The settlement amount is covered by existing litigation reserves.

On August 17, 2005, in Disher v. Citigroup Global Markets Inc., the United States Court of Appeals for the Seventh Circuit reversed the district court’s grant of plaintiffs’ motion to remand the case to state court, and directed the district court to dismiss the case as preempted under the Securities Litigation Uniform Standards Act (“SLUSA”). On June 26, 2006, the United States Supreme Court granted plaintiffs’ petition for a writ of certiorari, vacated the opinion of the United States Court of Appeals for the Seventh Circuit, and then remanded the case to the Seventh Circuit for further proceedings. On January 22, 2007, the Seventh Circuit dismissed Citigroup’s appeal from the district court’s removal order for lack of appellate jurisdiction. On February 1, 2007, plaintiffs secured an order reopening this case in Illinois state court, and on February 16, 2007, Citigroup removed the reopened action to federal court. On May 3, 2007, the district court remanded the case to Illinois state court. On June 13, 2007, Citigroup moved in state court to dismiss the action. That motion remains pending.

In Sturm, et al. v. Citigroup et al., an FINRA arbitration seeking significant compensatory and punitive damages, claimants asserted common law claims, including fraud, arising out of alleged research analyst conflicts of interest related to CGM research coverage of WorldCom.

SUPERVISORY INVESTIGATION

In May 2003, the SEC, NYSE and FINRA issued a subpoena and letters to CGM requesting documents and information with respect to their continuing investigation of individuals in connection with the supervision of the research and investment banking departments of CGM. Other parties to the Research Settlement have received similar subpoenas and letters.

WEST VIRGINIA ATTORNEY GENERAL SUIT

On June 23, 2003, the West Virginia Attorney General filed an action against CGM and nine other firms that were parties to the Research Settlement. The West Virginia Attorney General alleges that the firms violated the West Virginia Consumer Credit and Protection Act in connection with their research activities and seeks monetary penalties.

CITIGROUP SHAREHOLDER LITIGATION

In July 2002, Citigroup, CGM and certain officers were named as defendants in an alleged class action filed in the United States District Court for the Southern District of New York, brought on behalf of purchasers of Citigroup common stock between July 24, 1999 and July 23, 2002. The complaint seeks unspecified compensatory and punitive damages for alleged violations of Sections 10(b) and 20(a) of the Securities Exchange Act, and for common law fraud. Fourteen virtually identical complaints have been filed and consolidated. The complaints allege that Citigroup misstated the extent of its Enron-related exposure, and that Citigroup’s stock price fell once the true extent of Citigroup’s Enron involvements became known. Plaintiffs filed an amended complaint on March 10, 2003, which incorporated the allegations in the 15 separate actions and added new material as well. The amended complaint focuses on certain transactions between Citigroup and Enron and alleged analyst conflicts of interest. The class period for the consolidated amended complaint is July 24, 1999 to December 11, 2002. On June 2, 2003, Citigroup filed a motion to dismiss the consolidated amended complaint. Plaintiffs’ response was filed on July 30, 2003 and Citigroup’s reply was filed on October 3, 2003. On August 10, 2004, Judge Swain granted Citigroup’s motion to dismiss the consolidated amended complaint. The plaintiffs filed a notice of appeal in October 2004.

FINRA SETTLEMENT

In November 2004, CGM entered into a final agreement with the FINRA to resolve the FINRA’s investigation into certain of its selling practices. Without admitting or denying any allegations or findings, CGM accepted certain factual findings by the NASD that it (i) sold units in two managed futures funds to 45 customers for whom the investment was not suitable, (ii) failed to maintain records disclosing the basis upon which its investor suitability determinations were made and (iii) failed to adequately disclose the risks of investing in managed futures products on its website. CGM consented to a censure and a fine of $275,000 and offered to redeem the investment of the customers for whom investment in the two managed futures funds was found not suitable.

AUCTION RATE SECURITIES

On May 31, 2006, the SEC instituted and simultaneously settled proceedings against CGM and 14 other broker-dealers regarding practices in the Auction Rate Securities market. The SEC alleged that the broker-dealers violated Section 17(a)(2) of the Securities Act. The broker-dealers, without admitting or denying liability, consented to the entry of an SEC cease-and-desist order providing for censures, undertakings, and penalties. CGM paid a penalty of $1.5 million.

In the course of its business, CGM, as a major futures commission merchant and broker dealer, is a party to various claims and routine regulatory investigations and proceedings that the General Partner believes do not have a material effect on the business of CGM.

The Partnership, the General Partner and its principals, directors and executive officers are not a party to, nor are any of their assets subject to, any of the actions and proceedings described above.

Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.

(a) Market information. The Partnership has issued no stock. There is no public market for the Redeemable Units.

(b) Holders. As of December 31, 2007, the number of holders of Redeemable Units was 1,070 and the number of holders of units of General Partner Interest was 1.

(c) Distributions. The Partnership did not declare any distributions during 2007, 2006 and 2005. The General Partner does not intend to declare any distributions in the future.

(d) Securities authorized for issuance under equity compensation plans. Not applicable.

(e) Performance graph for the units. Not applicable.

Item 10. Recent Sales of Unregistered Securities.

(a) Securities sold. From December 1, 2003 (commencement of initial offering period) through December 31, 2007, the Partnership sold limited partnership Redeemable Units which resulted in aggregate proceeds to the Partnership of $172,342,000.

(b) Underwriters and other purchasers. Redeemable Units of Limited Partnership Interest were sold to persons and entities who are both accredited investors as that term is defined in Rule 501(a) of Regulation D and “qualified eligible persons” as that term is defined under CFTC Rule 4.7.

(c) Consideration. The aggregate proceeds of securities sold during the period from December 1, 2003 (commencement of initial offering period) through December 31, 2007 was $172,470,977, of which $128,977 was from units of general partnership interest sold to the General Partner per Redeemable Unit. (The $172,470,977 figure includes $1,000 contributed by the General Partner in order to form the Partnership.)

Redeemable Units have been sold monthly at net asset value per Redeemable Unit. No underwriting discounts or commissions are paid in connection with the Redeemable Units.

(d) Exemption from registration claimed. Exemption is claimed from registration under Securities Act Section 4(2) and Section 506(a) of Regulation D promulgated thereunder. The purchasers are accredited investors under Rule 501(a) of Regulation D and “qualified eligible persons” under CFTC Rule 4.7, as discussed in paragraph (a) above.

The minimum subscription for Redeemable Units is $25,000. The General Partner may in its sole discretion accept subscriptions of less than $25,000. The minimum additional subscription for investors who are currently limited partners is $10,000.

In accordance with Part 4 of the CFTC regulations, before making any investment in the Partnership, each investor is provided with a Disclosure Document, as supplemented, that contains information concerning the Partnership as prescribed in CFTC regulations.

(e) Terms of conversion or exercise. Not applicable.

(f) Use of proceeds. Not applicable.

Item 11. Description of Registrant’s Securities to be Registered.

The Partnership is registering Redeemable Units which are privately offered. Profits and losses of the Partnership are allocated among the partners on a monthly basis in proportion to their capital accounts (the initial balance of which is the amount paid for their Redeemable Units). Distributions of profits will be made at the sole discretion of the General Partner.

The Redeemable Units may not be transferred without the written consent of the General Partner except in the cases of the death of an individual limited partner or the termination of an entity that is a limited partner as provided in the Limited Partnership Agreement. No transfer or assignment will be permitted unless the General Partner is satisfied that such transfer or assignment will not violate federal or state securities laws and will not jeopardize the

Partnership’s status as a partnership for federal income tax purposes. No substitution may be made unless the General Partner consents to such substitution (which consent may be withheld at its sole and absolute discretion). A transferee who becomes a substituted limited partner will be subject to all of the rights and liabilities of a limited partner of the Partnership. A transferee who does not become a substituted limited partner will be entitled to receive the share of the profits or the return of capital to which such limited partner’s transferor would otherwise be entitled, but will not be entitled to vote, to an accounting of Partnership transactions, to receive tax information, or to inspect the Partnership’s books and records. Under the New York Revised Limited Partnership Act (the “New York Act”), an assigning limited partner remains liable to the Partnership for any amounts for which such limited partner may be liable under such law regardless of whether any assignee to whom such limited partner has assigned Redeemable Units becomes a substituted limited partner.

A limited partner may require the Partnership to redeem some or all of his Redeemable Units at net asset value per Redeemable Unit as of the last day of any month (the “Redemption Date”), provided that the limited partner has held such Redeemable Units for six full months. The right to redeem is contingent upon the Partnership’s having property sufficient to discharge its liabilities on the Redemption Date and upon receipt by the General Partner of a written or oral request for redemption at least 10 business days prior to the Redemption Date. Because net asset value fluctuates daily, limited partners will not know the net asset value applicable to their redemption at the time a notice of redemption is submitted. Payment for a redeemed interest will be made within 10 business days following the Redemption Date by crediting a limited partner’s CGM securities account with the proceeds of the redemption. The General Partner has not experienced a situation in which the Partnership did not have sufficient cash to honor redemption requests. If this were to occur, the General Partner intends to honor redemption requests on a pro rata basis unless the General Partner determines that a different methodology would be in the best interests of the Partnership. A fee equal to 1% of the value of the Redeemable units being redeemed will be charged to limited partners for redemptions of Redeemable Units held for less than 12 months. The General Partner reserves the right in its sole discretion to permit redemptions more frequently than monthly (but no more frequently than daily) and to waive the 10-day notice period. The General Partner may also, at its sole discretion and upon 10 days’ notice to a limited partner, require that any limited partner redeem some or all of its Redeemable Units if such redemption is in the best interests of the Partnership. For example, as discussed above under “Item 1. Business — ERISA Considerations,” the Partnership intends to qualify under the “significant participation” exception in the ERISA Regulation and, therefore, may require a benefit plan investor to redeem its Redeemable Units upon notice from the General Partner. The General Partner may temporarily suspend redemptions if necessary in order to liquidate commodity positions in an orderly manner and may permit less frequent redemptions if it has received an opinion from counsel that such action is advisable to prevent the Partnership from being considered a publicly traded partnership by the IRS.

Summary of the Limited Partnership Agreement

The following is an explanation of all of the material terms and provisions of the Limited Partnership Agreement, a copy of which is attached as Exhibit 3.2 hereto and is incorporated herein by this reference. Each prospective investor should read the Limited Partnership Agreement thoroughly before investing. The following description is a summary only, is not intended to be complete, and is qualified in its entirety by the Limited Partnership Agreement itself.

Liability of Limited Partners

The Partnership was formed under the laws of the State of New York on July 7, 2003. The General Partner has been advised by its counsel, Willkie Farr & Gallagher LLP, that except as required by the New York Act and as set forth in Paragraph 7(f) of the Limited Partnership Agreement, Redeemable Units purchased and paid for pursuant to this offering will be fully paid and non-assessable, and a limited partner will not be liable for amounts in excess of his contributions to the Partnership and his share of Partnership assets and undistributed profits. The New York Act provides that a limited partner who knowingly receives a prohibited distribution is liable to the limited partnership for the amount of the distribution for a period of three years from the date of distribution. A limited partner who participates in the control of the Partnership’s business may become liable as a general partner to persons who transact business with the Partnership reasonably believing, based upon the limited partner’s conduct, that the limited partner is a general partner. The General Partner will be liable for all obligations of the Partnership to the extent that assets of the Partnership are insufficient to discharge such obligations.

Management of Partnership Affairs

The limited partners will not participate in the management or control of the Partnership. Under the Limited Partnership Agreement, responsibility for managing the Partnership is vested solely in the General Partner. The General Partner may select one or more trading advisors to direct all trading for the Partnership and may cause the Partnership to invest substantially all of its assets in another fund managed by such advisor(s). Other responsibilities of the General Partner include, but are not limited to, the following: reviewing and monitoring the trading of the trading advisor(s); administering redemptions of Redeemable Units; preparing monthly and annual reports to the limited partners; preparing and filing necessary reports with regulatory authorities; calculating the net asset value; executing various documents on behalf of the Partnership and the limited partners pursuant to powers of attorney; and supervising the liquidation of the Partnership if an event causing dissolution of the Partnership occurs.

Sharing of Profits and Losses; Partnership Accounting

Each partner will have a capital account, and its initial balance will be the amount such limited partner paid for his, her or its Redeemable Units or, in the case of a contribution by the General Partner, its capital contribution (which shall be treated as units of general partnership interest). Any increase or decrease in the net assets of the Partnership will be allocated among the partners on a monthly basis and will be added to or subtracted from the accounts of the partners in the ratio that each account bears to all accounts.

Additional Partners

The General Partner has the sole discretion to determine whether to offer for sale additional Redeemable Units and to admit additional limited partners. There is no limitation on the number of Redeemable Units which may be outstanding at any time. All Redeemable Units offered by the Partnership were sold for $1,000 per Redeemable Unit during the initial offering period. During the continuous offering period, Redeemable Units offered by the Partnership are sold at the Partnership’s then current net asset value per Redeemable Unit. The General Partner may make arrangements for the sale of additional Redeemable Units in the future.

Restrictions on Transfer or Assignment

A limited partner may not transfer his, her or its Redeemable Units without the written consent of the General Partner except in the cases of the death of an individual limited partner or the termination of an entity that is a limited partner as provided in the Limited Partnership Agreement. No transfer or assignment will be permitted unless the General Partner is satisfied that such transfer or assignment will not violate federal or state securities laws and will not jeopardize the Partnership’s status as a partnership for federal income tax purposes. No substitution may be made unless the General Partner consents to such substitution (which consent may be withheld at its sole and absolute discretion). A transferee who becomes a substituted limited partner will be subject to all of the rights and liabilities of a limited partner of the Partnership. A transferee who does not become a substituted limited partner will be entitled to receive the share of the profits or the return of capital to which such limited partner’s transferor would otherwise be entitled, but will not be entitled to vote, to an accounting of Partnership transactions, to receive tax information, or to inspect the Partnership’s books and records. Under the New York Act, an assigning limited partner remains liable to the Partnership for any amounts for which such limited partner may be liable under such law regardless of whether any assignee to whom such limited partner has assigned Redeemable Units becomes a substituted limited partner. All requests for transfer should be sent to the General Partner for processing.

Removal or Admission of General Partner

The General Partner may be removed and successor general partners may be admitted upon the vote of a majority of the outstanding Redeemable Units.

Amendments; Meetings

The Limited Partnership Agreement may be amended if approved in writing by the General Partner and limited partners owning more than 50% of the outstanding Redeemable Units. In addition, the General Partner may amend the Limited Partnership Agreement without the consent of the limited partners in order to clarify any clerical inaccuracy or ambiguity or reconcile any inconsistency (including any inconsistency between the Limited Partnership Agreement and the Memorandum), to delete or add any provision of or to the Limited Partnership Agreement required to be deleted or added by the staff of any federal or state agency, or to make any amendment to the Limited Partnership Agreement which the General Partner deems advisable (including but not limited to amendments necessary to effect the allocations proposed therein) provided that such amendment is not adverse to the limited partners, or is required by law.

Any limited partner, upon written request addressed to the General Partner, may obtain from the General Partner a list of the names and addresses of record of all limited partners and the number of Redeemable Units held by each for a purpose reasonably related to such limited partner’s interest as a limited partner in the Partnership. Upon receipt of a written request, signed by limited partners owning at least ten percent (10%) of the outstanding Redeemable Units, that a meeting of the Partnership be called to consider any matter upon which limited partners may vote pursuant to the Limited Partnership Agreement, the General Partner, by written notice to each limited partner of record mailed within fifteen days after such receipt, must call a meeting of the Partnership. Such meeting must be held at least 30 but not more than 60 days after the mailing of such notice and the notice must specify the date, a reasonable time and place, and the purpose of such meeting.

At any such meeting, upon the approval by an affirmative vote of limited partners owning more than 50% of the Redeemable Units, the following actions may be taken: (i) the Limited Partnership Agreement may, with certain exceptions, be amended; (ii) the Partnership may be dissolved; (iii) the General Partner may be removed and a new general partner may be admitted; (iv) a new general partner or general partners may be admitted if the General Partner elects to withdraw from the Partnership; (v) any contracts with the General Partner or any of its affiliates or any trading advisor may be terminated without penalty on 60 days’ notice; and (vi) the sale of all assets of the Partnership may be approved. However, no such action may be taken unless the General Partner has been furnished with an opinion of counsel that the action to be taken will not adversely affect the status of the limited partners as limited partners under the New York Act and that the action is permitted under such law.

Reports to Limited Partners

The Partnership’s books and records are maintained at its principal office and the limited partners have the right at all times during reasonable business hours to have access to the Partnership’s books and records for a purpose reasonably related to such limited partner’s interest as a limited partner in the Partnership. Within 30 days of the end of each month, the General Partner will provide the limited partners with a financial report containing information relating to the net assets and net asset value of a Redeemable Unit as of the end of such month, as well as other information relating to the operations of the Partnership which is required to be reported to the limited partners by CFTC regulations. In addition, if any of the following events occur, notice thereof will be mailed to each limited partner within seven business days of such occurrence: a decrease in the net asset value of a Redeemable Unit to $400 or less as of the end of any trading day; any change in trading advisor(s); any change in commodity brokers; any change in the general partner; any material change in the Partnership’s trading policies or any material change in an advisor’s trading strategies. In addition, a certified annual report of financial condition will be distributed to the limited partners not more than 90 days after the close of the Partnership’s fiscal year. Within 75 days after the close of the fiscal year, tax information necessary for the preparation of the limited partners’ annual federal income tax returns will be distributed to the limited partners.

Power of Attorney

To facilitate the execution of various documents by the General Partner on behalf of the Partnership and the limited partners, the limited partners will appoint the General Partner, with power of substitution, their attorney-in-fact by executing the subscription agreement, including a power of attorney. Such documents include, without limitation, the Limited Partnership Agreement and amendments and restatements thereto and the customer agreement with CGM.

Dissolution of the Partnership

The affairs of the Partnership will be wound up and the Partnership liquidated as soon as practicable upon the first to occur of the following: (i) December 31, 2023; (ii) the vote to dissolve the Partnership by limited partners owning more than 50% of the units; (iii) assignment by the General Partner of all of its interest in the Partnership, or the withdrawal, removal, bankruptcy or dissolution of the General Partner, unless the Partnership is continued as described in the Limited Partnership Agreement; (iv) a decline in net asset value to less than $400 per unit as of the end of any trading day; or (v) the occurrence of any event which shall make it unlawful for the existence of the Partnership to be continued. In addition, the General Partner may, in its sole discretion, cause the Partnership to dissolve if the Partnership’s aggregate net assets decline to less than $1,000,000.

Item 12. Indemnification of Directors and Officers.

Indemnification

Section 16 of the Limited Partnership Agreement (attached as Exhibit 3.2 hereto) provides for indemnification of the General Partner, its officers, directors, more than 10% stockholders, and persons who directly or indirectly control, are controlled by or are under common control with the General Partner. The Registrant is not permitted to indemnify the General Partner or its affiliates for liabilities resulting from a violation of the Securities Act or any State securities law in connection with the offer or sale of the Redeemable Units.

The Management Agreements (attached as Exhibit 10.1 through 10.8 hereto) typically provide for indemnification by the General Partner and the Partnership of each advisor for any loss, liability, damage, cost, expense (including, without limitation, attorneys’ and accountants’ fees), judgments and amounts paid in settlement actually and reasonably incurred by it in connection with any threatened, pending or completed action, suit, or proceeding to which the advisor was or is a party or is threatened to be made a party arising out of or in connection with the Management Agreement or the management of the Partnership’s assets by the advisor or the offering and sale of units in the Partnership if the advisor acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the Partnership and provided that its conduct did not constitute negligence, intentional misconduct, or a breach of its fiduciary obligations to the Partnership as a commodity trading advisor, unless and only to the extent that the court or administrative forum in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, the advisor is fairly and reasonably entitled to indemnity for such expenses which such court or administrative forum shall deem proper; and further provided that no indemnification shall be available from the Partnership if such indemnification is prohibited by Section 16 of the Limited Partnership Agreement.

Furthermore, typically each advisor agrees to indemnify, defend and hold harmless the General Partner, the Partnership and their affiliates against any loss, liability, damage, cost or expense (including, without limitation, attorneys’ and accountants’ fees), judgments and amounts paid in settlement actually and reasonably incurred by them (A) as a result of the material breach of any material representations and warranties made by the advisor in the Management Agreement, or (B) as a result of any act or omission of the advisor relating to the Partnership if there has been a final judicial or regulatory determination or, in the event of a settlement of any action or proceeding with the prior written consent of the advisor, a written opinion of an arbitrator, to the effect that such acts or omissions violated the terms of the Management Agreement in any material respect or involved negligence, bad faith, recklessness or intentional misconduct on the part of the advisor (except as otherwise provided in Section 1(g) of the Management Agreement).

Item 13. Financial Statements and Supplementary Data.

(a) Financial Statements. The annual reports of the Partnership for the year ended December 31, 2007 and the Statement of Financial Condition of the General Partner as of December 31, 2007 are attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively. The Condensed Statements of Financial Condition as of December 31, 2007 for CGMHI and CGM are set forth below.

STATEMENT OF FINANCIAL CONDITION

OF

CITIGROUP GLOBAL MARKETS HOLDINGS INC.

SUMMARY FINANCIAL INFORMATION

(unaudited)

The selected financial data set forth below for CGMHI as of or for the years ended December 31, 2007, 2006, 2005, 2004 and 2003 are derived from Citigroup Inc.’s financial statements.

	Year Ended December 31, 2007	Year Ended December 31, 2006	Year Ended December 31, 2005	Year Ended December 31, 2004	Year Ended December 31, 2003
	(amounts in millions)
Income Statement Data
Revenues	$39,711	$42,883	$31,141	$23,065	$20,722
Income (loss) from Continuing Operations before Income Taxes and cumulative effect of change in accounting principle	$(7,976)	$4,557	$4,327	$(2,395)	$4,673
Net Income (loss)	$(4,926)	$3,302	$5,084	$(1,441)	$2,893
Balance Sheet Data
Total Assets	$663,540	$651,423	$499,766	$440,602	$361,261
Stockholder’s Equity	$14,192	$20,019	$21,543	$17,157	$15,622
Total Liabilities and Stockholder’s Equity	$663,540	$651,423	$499,766	$440,602	$361,261

The General Partner will provide a complete copy of CGMHI’s annual report to any limited partner requesting it.

Purchasers of Redeemable Units will acquire no interest in CGMHI.

CITIGROUP GLOBAL MARKETS INC. AND SUBSIDIARIES

CONDENSED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

(unaudited)

The condensed statement of financial condition set forth below for CGM and subsidiaries as of December 31, 2007 is derived from the financial statements of CGM and subsidiaries.

(Dollars in millions)
Assets
Cash and cash equivalents	$1,626
Cash and securities segregated and on deposit for Federal and other regulations or deposited with clearing organizations	7,336
Collateralized short-term financing agreements	200,500
Financial instruments owned and contractual commitments	109,682
Receivables	37,011
Property, equipment and leasehold improvements, net of accumulated depreciation and amortization of $928	890
Goodwill	1,077
Intangibles	330
Other assets	4,710
Total assets	$363,162
Short-term borrowings	$1,791
Payable to affiliates	19,896
Collateralized short-term financing agreements	205,309
Financial instruments sold, not yet purchased and contractual commitments	26,313
Payables and accrued liabilities	92,466
Subordinated indebtedness	9,045
Total liabilities	354,820
Total stockholder’s equity	8,342
Total liabilities and stockholder’s equity	$363,162

The General Partner will provide a complete copy of CGM’s Consolidated Statement of Financial Condition to any limited partner requesting it.

Purchasers of Redeemable Units will acquire no interest in CGM.

(b) Selected quarterly financial data. The Partnership does not have securities registered pursuant to Sections 12(b) or 12(g) of the Securities Exchange Act.

(c) Information about gas producing activities. The Partnership is not engaged in oil and gas producing activities.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

Since July 7, 2003, the date the Partnership was organized, no independent accountant who was engaged as the principal accountant to audit the Partnership’s financial statements has resigned or was dismissed.

Item 15. Financial Statements and Exhibits.

(a)	Financial Statements.

The following financial statements have been filed as part of this registration statement:

Statement of Financial Condition of the Partnership at December 31, 2007 and 2006.

Schedule of Investments of the Partnership at December 31, 2007.

Schedule of Investments of the Partnership at December 31, 2006.

Statement of Income and Expenses for the period for the years ended December 31, 2007, 2006 and 2005.

Statement of Changes in Partners’ Capital for the years ended December 31, 2007, 2006 and 2005.

Statement of Cash Flows for the years ended December 31, 2007, 2006 and 2005.

Statement of Financial Condition of the General Partner at December 31, 2007.

(b)	Exhibits.

Exhibit 3.1-	Certificate of Limited Partnership
Exhibit 3.1(a) -	Certificate of Amendment of the Certificate of Limited Partnership
Exhibit 3.2-	Limited Partnership Agreement
Exhibit 10.1-	Management Agreement among the Partnership, Citigroup Managed Futures LLC and Altis Partners Limited
Exhibit 10.2-	Management Agreement among the Partnership, Citigroup Managed Futures LLC and Fall River Capital LLC
Exhibit 10.3-	Management Agreement among the Partnership, Citigroup Managed Futures LLC and Sequent Capital LLC

Exhibit 10.4-	Management Agreement among the Partnership, Citigroup Managed Futures LLC and Waypoint Capital Management LLC
Exhibit 10.5-	Management Agreement among the Partnership, Citigroup Managed Futures LLC and Xplor Capital Management, LLC
Exhibit 10.6-	Management Agreement among the Partnership, Citigroup Managed Futures LLC and Avant Capital Management L.P.
Exhibit 10.7-	Management Agreement among the Partnership, Citigroup Managed Futures LLC and Cantab Capital Partners LLP
Exhibit 10.8-	Management Agreement among the Partnership, Citigroup Managed Futures LLC and Vantage Advisors L.P.
Exhibit 10.9-	Customer Agreement between the Partnership, Citigroup Managed Futures LLC and Citigroup Global Markets Inc.
Exhibit 10.10-	Amended and Restated Agency Agreement between the Partnership, Citigroup Managed Futures LLC and Citigroup Global Markets Inc.
Exhibit 10.11-	Form of Subscription Agreement
Exhibit 10.12-	Letter from the General Partner to Altis Partners Limited extending the Management Agreement from June 30, 2004 to June 30, 2005
Exhibit 10.13-	Letter from the General Partner to Altis Partners Limited extending the Management Agreement from June 30, 2005 to June 30, 2006
Exhibit 10.14-	Letter from the General Partner to Altis Partners Limited extending the Management Agreement from June 30, 2006 to June 30, 2007
Exhibit 10.15-	Letter from the General Partner to Altis Partners Limited extending the Management Agreement from June 30, 2007 to June 30, 2008
Exhibit 10.16-	Letter from the General Partner to Fall River Capital LLC extending the Management Agreement from June 30, 2004 to June 30, 2005
Exhibit 10.17-	Letter from the General Partner to Fall River Capital LLC extending the Management Agreement from June 30, 2005 to June 30, 2006
Exhibit 10.18-	Letter from the General Partner to Fall River Capital LLC extending the Management Agreement from June 30, 2006 to June 30, 2007
Exhibit 10.19-	Letter from the General Partner to Fall River Capital LLC extending the Management Agreement from June 30, 2007 to June 30, 2008
Exhibit 10.20-	Letter from the General Partner to Sequent Capital LLC extending the Management Agreement from June 30, 2004 to June 30, 2005

Exhibit 10.21-	Letter from the General Partner to Sequent Capital LLC extending the Management Agreement from June 30, 2005 to June 30, 2006
Exhibit 10.22-	Letter from the General Partner to Sequent Capital LLC extending the Management Agreement from June 30, 2006 to June 30, 2007
Exhibit 10.23-	Letter from the General Partner to Sequent Capital LLC extending the Management Agreement from June 30, 2007 to June 30, 2008
Exhibit 10.24-	Letter from the General Partner to Waypoint Capital Management LLC extending the Management Agreement from June 30, 2004 to June 30, 2005
Exhibit 10.25-	Letter from the General Partner to Waypoint Capital Management LLC extending the Management Agreement from June 30, 2005 to June 30, 2006
Exhibit 10.26-	Letter from the General Partner to Waypoint Capital Management LLC extending the Management Agreement from June 30, 2006 to June 30, 2007
Exhibit 10.27-	Letter from the General Partner to Waypoint Capital Management LLC extending the Management Agreement from June 30, 2007 to June 30, 2008
Exhibit 10.28-	Letter from the General Partner to Xplor Capital Management, LLC extending the Management Agreement from June 30, 2005 to June 30, 2006
Exhibit 10.29-	Letter from the General Partner to Xplor Capital Management, LLC extending the Management Agreement from June 30, 2006 to June 30, 2007
Exhibit 10.30-	Letter from the General Partner to Xplor Capital Management, LLC extending the Management Agreement from June 30, 2007 to June 30, 2008
Exhibit 10.31-	Letter from the General Partner to Avant Capital Management L.P. extending the Management Agreement from June 30, 2005 to June 30, 2006
Exhibit 10.32-	Letter from the General Partner to Avant Capital Management L.P. extending the Management Agreement from June 30, 2006 to June 30, 2007
Exhibit 10.33-	Letter from the General Partner to Avant Capital Management L.P. extending the Management Agreement from June 30, 2007 to June 30, 2008
Exhibit 99.1-	Annual Report of the Partnership for the year ended December 31, 2007
Exhibit 99.2-	Statement of Financial Condition of General Partner as of December 31, 2007

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

CITIGROUP EMERGING CTA PORTFOLIO L.P.
(Registrant)

Date: April 30, 2008

By:	Citigroup Managed Futures LLC (General Partner)
By:	/s/ Jennifer Magro
Jennifer Magro Chief Financial Officer